
11005845

Our Mission

To be the pre-eminent financial institution in Region 2000
through superior customer service.


Bank of The James
FINANCIAL GROUP, INC.

Annual Report 2010

History of Bank of the James

Bank of the James Financial Group, Inc. is a one bank holding company committed to the delivery of both individual and business financial services through its wholly-owned subsidiary, Bank of the James. The Bank began operations on July 22, 1999, and was organized under the laws of the Commonwealth of Virginia to engage in retail and commercial banking business. Bank of the James Financial Group, Inc., is locally owned and serves individuals, businesses and professionals in the Region 2000 area of Central Virginia.

When Bank of the James opened its doors in 1999, it brought together many of the area's finest bankers. From a start-up team of 12 employees and 10 directors, the Bank has achieved the reputation as being one of the area's leading financial institutions. Bank of the James believes our region deserves the support and community involvement that only a locally owned and managed institution can provide - a hometown bank whose heart is right here at home.

We believe that local banking is essential for maintaining the economic vitality and the quality of life in this great region. Our dedication and commitment to service is the foundation that our company has been built upon.

The Bank offers a broad range of competitive financial products and operates ten banking offices and a mortgage division, Bank of the James Mortgage, in the greater Region 2000 community. The bank also offers investment services through BOTJ Investment Services, a division of Bank of the James, and insurance services and products through BOTJ Insurance, Inc., a subsidiary of Bank of the James.

As of December 31, 2010, Bank of the James Financial Group, Inc., had 123 employees, approximately 3,040 shareholders and assets of $418,928,000.

In Memoriam

In August 2010, our community lost a well loved and respected physician, Dr. William O. McCabe, Jr. Dr. McCabe practiced for over 40 years and retired in 1996. Bank of the James had the honor of having Dr. William O. McCabe, Jr. serve on our bank's Bedford, VA advisory board.

Table of Contents

President's Message To Our Shareholders

Dear Shareholders:

On behalf of the Board of Directors and management of Bank of the James Financial Group, Inc., and subsidiary Bank of the James, we are pleased to present our annual report on the financial condition of your company for the year ended December 2010.

Some of the financial highlights we experienced during 2010 include:

- Net earnings totaled $1,820,000 in 2010 versus a loss of $642,000 in 2009. Book value per share increased from $7.21 to $7.67.
- Net interest income increased from $11,329,000 in 2009 to $15,201,000 in 2010, an increase of over 34%.
- Non-interest income for 2010 increased to $3,518,000 from $2,958,000 in 2009, an increase of almost 19%. This increase is attributable to fees derived from increased mortgage origination volume (our largest ever annual volume), an increase in the value of the bank-owned life insurance, and debit card fees.
- Loans, net of unearned income and loan loss provision, increased from $318,452,000 in 2009 to $320,715,000 or 0.71%.
- The Bank's capital ratios increased favorably with the Tier 1 Capital Ratio (equity capital/total average assets) increasing to 7.59% from 6.89% in 2009. The Tier 1 Risk Based Ratio (equity capital/risk weighted assets) increased to 10.16% from 9.26% in 2009 and the total Risk Based Capital ratio increased to 11.37% from 10.51% in 2009.

When we set out in January of 2010, your team of very loyal employees had two basic goals: (1) to recapture the $642,000 that we lost in 2009 and (2) to strengthen our capital position through earnings. I am happy to report that we were able to accomplish both goals in a very challenging year for the banking industry and the national economy as a whole. Through the steadfast dedication to the goals set by our team of professional bankers and the overwhelming support of our loyal customer base, your company posted earnings of over $1.8 million and thereby recaptured the Bank's loss from 2009 and further strengthened our capital position which has been defined as "well capitalized" by regulatory standards since inception.

The level of earnings we achieved was in the face of continued expenses associated with regulatory compliance, additional increases in FDIC insurance premiums due to bank failures across the nation ($900,000), and the additional expense associated with reserving for unknown or potential loss in the loan portfolio due to current economic conditions ($2.8 million). All the while, your bank's net interest margin (a summary measure of the net interest return on income-producing assets) increased robustly from 3.14% in 2009 to 4.10% in 2010. In my view, this measure speaks to the core earnings capacity of your bank and reflects why our confidence remains unshaken in these turbulent times and in the belief that we remain well positioned for future opportunities.

Your bank continues to attract quality loan relationships and our deposits have grown over the last several years through new customers that seek unparalleled customer service. Despite what you may read in the press or hear on telecasts about the lending environment, Bank of the James has funds to lend and stands ready to assist the businesses and individuals of our region. We take very seriously our duty to the people and businesses of Region 2000 and consider it an honor to have the opportunity to serve and assist in making their personal and business dreams a reality.

While we believe that our local banking market has withstood the test of the current economic downturn, we have seen many of our customers face challenges that they have simply not been able to overcome. This has translated into a time where we have applied increased focus on the management of our largest asset- the loan portfolio. And though we have seen our "problem loans" increase in the last several years, I am happy to report that we are making progress in this important area and the dedication of our lending staff to this effort remains steadfast.

We remain confident in our region's future and firmly believe that putting our customers first while providing the highest quality services at fair prices is vital to the future success of our bank. Your team of professional bankers continues to demonstrate on a daily basis their belief that our region deserves the support and community involvement that is found only in a locally-owned and managed institution or a hometown bank whose heart is right here at home. This belief is exemplified in the numerous activities where our employees give of their time, strengths and talents to help our local charities and organizations (please see page 9 for a partial listing). We believe we support the many small businesses in the region by "practicing what we preach" in using local vendors for operating needs which translates into approximately $3,470,000 put into the local economy annually. In short, we consider it our duty as Region 2000's community bank to back the people, organizations and businesses that help to make our quality of life what it is today and will be in the future.

Again in 2010, it was our honor to award 18 area high school seniors the

Ronald V. Dolan/Bank of the James Citizenship award. This program was established by the bank in 2006 to honor the memory of Ron Dolan, one of our founding board members and to commemorate the enduring and positive influence he had on our community and on our bank. Students are selected by the individual schools and are nominated because they demonstrate outstanding citizenship qualities that show loyalty, trustworthiness, integrity and a genuine concern for the well being of others. A student from each of the following schools received a $500 award: Altavista High School, Amherst County High School, Appomattox County High School, Brookville High School, E.C. Glass High School, Heritage High School, Holy Cross Regional School, Jefferson Forest High School, Liberty Christian Academy, Liberty High School, New Covenant Schools, New Vistas School, Rustburg High School, Staunton River High School, Temple Christian School, Timberlake Christian Schools, Virginia Episcopal School and William Campbell High School.

In August of 2010, Bank of the James opened a limited service office at Westminster Canterbury, a retirement community located here in Lynchburg. The office is open Monday through Friday from 9 a.m. to 3 p.m. Having a presence on site at Westminster Canterbury gives us the opportunity to offer our special brand of banking to the wonderful people who live there and are employed with this retirement community. We have been pleased with the business generated at this location.

Your board of directors continues to serve your interests extremely well. They work hard for you by monitoring our activities on a monthly basis and providing much wisdom through the various committees on which they serve. Your board monitors the bank's investments, loan processes, liquidity, interest margin and spread, and approves our internal policies and procedures. Your board has given key insight in the strategic plan and continues to serve in this capacity as the plan is implemented. Your board is, in my view, like none other in the state, and I am truly honored to serve with each of them.

Our regional advisory boards of directors in Amherst, Lynchburg, Bedford and Altavista continue to represent us well in the region. We have surely been privileged to attract such a special group of community leaders and business people to serve on our boards, and it is a pleasure to work with them.

In a time of financial uncertainty, our customers need a bank that has the strength to endure and prosper. Bank of the James has based its business strategy on the fundamentals of banking by striving to provide stability, strength and service to the communities we serve. We believe this philosophy will create value for our shareholders over time and remain committed to this strategy on a daily basis.

We are grateful to our shareholders and customers for having the confidence in our organization that has allowed us to operate successfully for the last almost twelve years in the region we call home. We stand confident that our best days are still ahead, and I am looking forward to helping our company achieve success in the opportunities that are yet to come. It is my privilege to serve as President of Bank of the James Financial Group, Inc., as our team of professional bankers is a true inspiration to be associated with on a daily basis. I often speak about our strategic plan as the race with no finish line. Our mission is to be the pre-eminent financial institution and we believe we are making progress toward that goal. We remain committed and dedicated to you, our shareholders, as we strive to deliver value for your investment in our company.

We invite you to join us at our annual meeting of shareholders on Tuesday, May 17, 2011, at 4:00 pm at Boonsboro Country Club in Lynchburg, Virginia.

With thanks and sincerity,

Robert R. Chapman III
President

Our Employees

Jared Anderson
Josie Arney
Fatima Asghar
Erin Balita
Fallon Berryman
Le'Shea Bookman
Robert Bowden
Misty Bowyer
Cameron Boyd
Phillip Brown
Sharon Brown
Frances Bryant
Rhonda Buracker
Susan Cabell
Garth Calhoun
Lynette Callands
Cathy Carter
Brian Cash
Sean Chambers
Bob Chapman
Daphne Chilton-Booker
Steven Cobb
Janey Coffey
Ashley Coffman
Hazel Coleman
Jessica Collins
Stacy Cravens
Lauren Crist
Chantel Culpepper
Troy Deacon
Shirley Deen
Angie Eagle
Rich Edwards
Sharon Edwards
Laurie Epperson
Angie Eubanks
Brandon Farmer
Carla Ferguson
Gloria Fore
Rita Formon
Greg Gilbert
Terra Gilbert
Kevin Gill
Jane Grant
Brenda Gray
Naomi Gray
Donna Guthrie
Shirley Hanks
Rita Harris
Betty Henderson
Kathleen Hoyt
Kellie Hudson
Emily Hughes
Debbie Hutcherson
Paula Ironmonger
Lauren Jahnke
Debbie Jennings
Angelia Johnson
Donna Johnson
Lewis Johnson
Tanita Johnson
Anne Judd
Chuck Kenny
Angela Kirkland
Mike Kirkpatrick
Adele Krolewski
Sabrina Kyle
Brenda LaFrance
Sarah Lambert
Audrey Lee
Kathy Lifsey
Carrie Loring
Van Marks
Cindy Martin
Regina Matthewson
Frieda Mattox
Christy Meadows
Sheila Middleton
Renea Milam
Rhonda Mills
Patsy Minnix
Larry Montecino
Trisha Morcom
Randy Nexsen
Robin Nine
Leslie Pendleton
Margaret Perkey
Desiree Perkins
Linda Phelps
Claudia Pollard
Allen Puckett
Jenny Reynolds
Katrina Rice
Frances Roberts
J. R. Rodes
Wilma Rucker
Chris Saunders
Todd Scruggs
Brenda Smith
Vickie Spencer
Richard Stallings
Wade Stout
Brenda Stratton
Chris Taylor
Barbara Towler
Lisa Tuck
Chip Umberger
George Vaughan
Darlene Vandevander
Robert Walker
Teresa Watson
Karen Webb
Karen Wilson
Sylvia Whitmore
Jason Witt
Greg Wolfe
Lisa Wood
Debra Wright
Kay Wright

"The perfect economic engine, providing jobs, facilitating the production of new jobs, providing value for its shareholders, service with a smile, locally made decisions, investment of its resources into the social fabric of Region 2000, providing opportunity for all; this is Bank of the James."

— Augustus A. Petticolas, Jr., D.D.S.
Vice Chairman, Board of Directors

Board of Directors - Bank of the James Financial Group, Inc.

Lewis C. Addison
Senior Vice President and Chief Financial Officer
Centra, Inc.

John R. Alford, Jr.
Vice President/Partner
Caskie & Frost, P.C.

William C. Bryant III
President and Owner
The Counts Realty and Auction Group

Robert R. Chapman III
President and Chief Executive Officer, Bank of the James
President, Bank of the James Financial Group, Inc.

Donna Schewel Clark
Secretary and General Counsel
Schewel Furniture Company, Inc.

James F. Daly
Vice President
Daly Seven, Inc.

Watt R. Foster, Jr.
President and Chief Executive Officer
Foster Fuels, Inc.

Donald M. Giles
Chairman
Moore and Giles, Inc.

Augustus A. Petticolas, Jr., DDS
Dr. Augustus A. Petticolas, Jr.
General Dentistry
Vice Chairman, Board of Directors, Bank of the James and Bank of the James Financial Group, Inc.

Thomas W. Pettyjohn, Jr.
Investment Advisor, Davidson & Garrard, Inc.
Chairman, Board of Directors, Bank of the James and Bank of the James Financial Group, Inc.

J. Todd Scruggs
Executive Vice President and Chief Financial Officer, Bank of the James
Secretary and Treasurer, Bank of the James Financial Group, Inc.

Dr. Richard R. Zechini
President, Richard R. Zechini, D.D.S., Ltd.

Altavista Advisory Board

Charles R. Edwards
President and Owner
MidAtlantic Printers, Limited

Rita T. English
Owner
English's, Inc.

Ralph M. Farmer
Retired
Ralph M. Farmer Painting & Wallpaper

Kenneth D. Hutcherson
Retired Businessman/Farming

Robert L. Jennings
Retired Banker

Madeline C. Key
Retired Educator

J. Michael Kinlaw
President
Kinlaw Insurance Agency

Walter L. Maddy
Senior Business Process Specialist
Abbott Nutrition

Michael E. Mattox
Owner and President
E & S Market

Muriel D. Payne
President
Altavista Transfer Company, Inc.

Aubrey J. Rosser, Jr.
Attorney At Law

Dr. Ralph C. Slusher
Retired Physician

Donald G. Wilkerson
Apprenticeship Coordinator
Campbell County Technical Center

Amherst Advisory Board

Leif Aagaard, Jr.
Vice President
BMS Direct

Leon M. Clark
Shift Supervisor and Service Representative
Greif Brothers

Thomas P. Green
Owner
Sam Green Vault Corp.
Discount Portable Restrooms and Septic Service

Calvin M. Kennon, Jr.
Owner
Specialty Exterminating

J. Paul Kilgore, Jr.
Real Estate Broker
Montague Miller and Company Realtors

Ruth E. Martineau
Co-owner of Martineau, Inc.
Senior Integrated Media Manager – Journal Communications

Andrew L. Mays
Owner
Amherst Dry Cleaners

Marshall A. Mays, Jr.
President
AM FM-Energy, LLC

Kerry D. Scott
President, Narrow Gate Tack, Inc.
Program Manager,
MAS Labor H-2A, LLC

J. Thompson Shrader
Attorney At Law
J. Thompson Shrader & Associates, P.C.

Rachel E. Thompson
Practice Manager
Douglas L. Thompson, CPA PLLC

Harold W. Woody
Retired Banker
General Manager, Winton Country Club

Bedford Advisory Board

Anthony D. Bailey, DDS
Dentist

Sheriff Michael J. Brown, ret. U.S. Treasury
Sheriff, Bedford County

T. Henry Clarke IV
Attorney

Sue P. Hillsman
Owner, Hillsman Properties

W. Courtney Holdren
Agency Principal
Holdren, Eubank and Stanley Insurance

Michael T. Laughon
Vice President
Laughon and Johnson, Inc.

Gary M. Lowry
Manager
Bridge School

Michael C. Moldenhauer
Retired President
Sam Moore Furniture

Michael F. Moorman
Retired Chairman and CEO
Peebles Department Stores, Inc.

Thomas E. Reynolds, Jr.
President
Diversified Management Services, Inc.

Dr. H. Paul Rhodes
Retired Radiologist
Bedford Memorial Hospital

Willard D. "Skip" Tharp
Chairman of the Board
Tharp Funeral Home & Crematory

Lynchburg Advisory Board

Paul R. Denham
Executive Vice President
Southern Air, Inc.

Robert L. Driskill, MD
President
Radiation Oncology Associates of Lynchburg, Inc.

Regina T. Dolan-Sewell
Executive Vice President
Colonial Brokerage House, Inc.

Robert L. Hiller
President
Commercial Glass & Plastics, Inc.

Arelia S. Langhorne
Arelia S. Langhorne Attorney and Counselor At Law

Lydia K. Langley
Owner
Langley Rentals

Terry L. Marsh
President
Lewis Marsh & Associates, Inc.

Roy A. Roberson, Jr.
Owner
Roberson Financial Services

Richard J. Sterne III, DDS
Dentist
Orthodontic Arts

Daniel R. Taylor
Owner
Kidd's Services

Edward R. Turner
Owner/Agent
New York Life Insurance

EXECUTIVE OFFICERS

Robert R. Chapman III
President and Chief Executive Officer

Brian E. Cash
President
Bank of the James Mortgage

Brandon P. Farmer
Executive Vice President, Operations

Angelia R. Johnson
Executive Vice President and Retail Branch Administrator

J. Todd Scruggs
Executive Vice President and Chief Financial Officer

Harry P. "Chip" Umberger
Executive Vice President and Senior Credit Officer

BANKING OFFICES

LYNCHBURG LOCATIONS

Main Office
828 Main Street
Lynchburg, VA 24504
(434) 846-2000
1-877-266-0765 toll free

Boonsboro Office
4935 Boonsboro Road
Lynchburg, VA 24503
(434) 384-8588

Chestnut Hill Office
5204 Fort Avenue
Lynchburg, VA 24502
(434) 237-1144

Church Street Office
615 Church Street
Lynchburg, VA 24504
(434) 846-7285

Westminster Canterbury Office
501 VES Road
Lynchburg, VA 24503
(434) 386-3450
Open for Residents and Employees of Westminster Canterbury

Forest Office
17000 Forest Road, Suite A
Forest, VA 24551
(434) 534-8080

Madison Heights Office
4698 S. Amherst Highway
Madison Heights, VA 24572
(434) 846-8887

REGIONAL OFFICES

Altavista Office
1110 Main Street
Altavista, Virginia 24517
(434) 369-7300

Amherst Office
164 S. Main Street
Amherst, VA 24521
(434) 946-9777

Bedford Office
1405 Ole Dominion Blvd.
Bedford, Virginia 24523
(540) 587-8646

Bank of the James Mortgage
17000 Forest Road, Suite B
Forest, VA 24551
(434) 534-8090

Moneta Office
1152 Hendricks Store Road
Moneta, VA 24121
(434) 534-8090

BOTJ Insurance, Inc.
615 Church Street
Lynchburg, VA 24504
(434) 846-2646

BOTJ Investment Services
615 Church Street
Lynchburg, VA 24504
(434) 846-2279

PRODUCTS AND SERVICES

Personal Checking

Jefferson Checking
Interest Checking
50 Plus Checking
James River Checking
Shareholder Checking
Blue Ridge Money Market Account
Health Savings Account

Personal Savings

Peaks Savings
Statement Savings
Minor Savings
Certificates of Deposit
Individual Retirement Accounts
Christmas Club Accounts

Consumer Loans and Lines of Credit

Installment Loans
Home Equity Loans
Region 2000 Lines of Credit
Overdraft Checking Line of Credit
Consumer Mortgage Loans

Business Banking

Business Economy Checking
Small Business Checking
Business Interest Checking for Sole Proprietors
Business Checking Analysis
IOLTA Accounts
Business Installment Loans
Remote Deposit Capture
ACH Origination (Payroll Direct Deposit)
Merchant Credit Card Services
Business Installment Loans
Commercial Construction Loans
Commercial Lines of Credit
Commercial Mortgages
Corporate Christmas Club Accounts
Incoming and Outgoing Wire Transfers
Health Savings Accounts
Night Depository

Additional Services

Online Banking and Internet Bill Pay
Telephone Banking
Visa Debit and Credit Cards
24 Hour Banking
UChoose Rewards Program
Safe Deposit Boxes
Bond Redemption
Coin Counting
Notary Service
Cashier's Checks

Mortgage Programs

Conventional –Fixed Rate Loans
Conventional – Adjustable Rate Loans
Federal Housing Authority (FHA) Loans
Veterans Administration (VA) Loans
USDA Loans
Reverse Mortgages
Refinancing Options

Commitment to our community

Following the principle of giving back to the community, Bank of the James employees form partnerships with many local organizations and volunteer their time and talents in helping many non-profit and educational organizations. Here are just some of the organizations served by Bank of the James employees:

Altavista Chamber of Commerce
Alzheimer's Association
American Cancer Society
American Red Cross
Amherst County Education Foundation
Amherst County Habitat for Humanity
Amherst Humane Society
Amherst Rotary Club
Arc of Central Virginia
Bedford Area Food Bank
Bedford Christmas Station
Big Brothers and Big Sisters
Center for Economic Education – Lynchburg College
Central Virginia Area on Aging – Bedford Ride
Central Virginia Highway Traffic Safety Board
Central Virginia United Soccer Club
Count Appointed Special Advocates (CASA)
Crisis Line of Central Virginia
Endstation Theatre Co.
Forest Youth Athletic Association
Gleaning for the World
Homebuilders Association of Central Virginia
James River Day School
Jubilee Family Center
Kid's Haven
Leadership Lynchburg Council
Lynchburg Area Food Bank
Lynchburg Grows
Lynchburg Historical Foundation
Lynchburg Humane Society
Lynchburg Literacy Group
Lynchburg Morning Rotary Club
Lynchburg Partners In Education
Lynchburg Regional Chamber of Commerce
Lynchburg Road Runners Club
Lynchburg Sheltered Industries
Lyn-Dan Heights Volunteer Fire Department
Madison Heights Lions Club
Mental Health America of Central Virginia
Miriam's House
Muscular Dystrophy Association
Rush Homes
Safekids of Central Virginia
Sickle Cell Awareness Association of Central Virginia
The Salvation Army
Timbrook Little League
United Way of Central Virginia
Virginia School of the Arts
William Bass Elementary School
YMCA

Investment Products and Services

Investment Products*

Investment Advisory Services
Mutual Funds
Fixed and Variable Annuities
Individual Stocks and Bonds
Retirement Plan Rollovers
Roth, SEP's and Traditional IRA's
Brokered Certificates of Deposits

Insurance Products **

Life Insurance
Disability Insurance
Long Term Care Insurance
Medical Supplement Insurance
Annuities
Loan Protection Insurance

* Securities are offered through Infinex Investments, Inc. Member FINRA/SIPC. BOTJ Investment Services is a division of Bank of the James. Infinex is not affiliated with either entity. Investment products are (1) not a deposit (2) not FDIC insured (3) not insured by any federal government agency (4) not guaranteed by the bank and (5) may go down in value.

** The insurance product is not a deposit or other obligation of, or guaranteed by, the bank, or an affiliate of the bank. The insurance product is not insured by the FDIC or any other U.S. government agency, the bank, or an affiliate of the bank. The insurance product, if applicable, has investment risk, including the possible loss of value. Insurance products are underwritten by a third party insurance company.

SHAREHOLDER REFERENCE

Investor Relations
Those interested in obtaining information about Bank of the James Financial Group, Inc. may contact:

Financial analysts, portfolio managers and other financial information: contact
J. Todd Scruggs
Executive Vice President and Chief Financial Officer
(434) 846-2000 or 1-877-266-0765
tscruggs@bankofthejames.com

Requests for printed materials including annual reports, proxy statements, 10-K and 10-Q reports: visit our investor relations feature under www.bankofthejames.com or visit www.sec.gov.

News and media representatives: contact
Vickie D. Spencer
Vice President and Marketing Officer
(434) 846-2000 or 1-877-266-0765
vspencer@bankofthejames.com

Corporate Headquarters
Bank of the James Financial Group, Inc.
828 Main Street
Lynchburg, Virginia 24504
Telephone: (434) 846-2000
Toll Free: 1-877-266-0765
Fax: (434) 846-4450

Mailing Address
Post Office Box 1200
Lynchburg, Virginia 24505-1200

Annual Meeting of Shareholders
The Annual Meeting of Shareholders will be held at 4:00 p.m. on Tuesday, May 17, 2011, at Boonsboro Country Club, 1709 BCC Drive, Lynchburg, Virginia. All shareholders are cordially invited to attend.

Common Stock Listing
Bank of the James Financial Group, Inc. stock is listed on the National Over-The-Counter Bulletin Board (OTCBB) as Stock Symbol BOJF. There were approximately 3,040 total shareholders of record of Bank of the James Financial Group, Inc. on December 31, 2010.

Independent Public Accountants
Yount, Hyde & Barbour, P.C.
50 South Cameron Street
Winchester, Virginia 22601
(540) 662-3417
www.yhbcpa.com

Corporate Counsel
Edmunds & Williams, P.C.
828 Main Street, 19th Floor
Lynchburg, Virginia 24504
Post Office Box 958
Lynchburg, Virginia 24505
(434) 846-9000

Transfer Agent
Shareholders requesting information on stock transfers, lost certificates, dividends, change of address and other shareholder matters should contact:
StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003
Telephone: (610) 649-7300
Telephone: 1-800-733-1121
Fax: (610) 649-7302

Financial Reporting
This annual report to shareholders has been prepared by management of Bank of the James Financial Group, Inc. Management is responsible for the accuracy and reliability of the financial statements presented in this report. Management is also responsible for the consistency of all presentations and financial information contained in this report. Yount, Hyde & Barbour, P.C. audited the Company's 2009 and 2010 year-end financial statements.

Internet Address
Additional information regarding Bank of the James Financial Group, Inc. and Bank of the James is available on the internet at www.bankofthejames.com.

MARKET MAKERS

Automated Trading Desk Financial Services, LLC
(843) 789-2000
11 eWall Street
Mount Pleasant, SC 29464

Davenport & Company, LLC
(434) 948-1100
1104 Commerce Street
Lynchburg, VA 24504

Hill, Thompson, Magid & Co., Inc.
(201) 434-6900
15 Exchange Place, Suite 800
Jersey City, NJ 07302

Knight Equity Markets, L.P.
(201) 557-6844
545 Washington Boulevard
Jersey City, NJ 07310

McKinnon & Company, Inc.
(757) 623-4636
Dominion Tower
999 Waterside Drive, Suite 1200
Norfolk, VA 23510

Monroe Securities, Inc.
(312) 327-2530
100 North Riverside Plaza, Suite 1620
Chicago, IL 60606

Morgan Keegan & Company, Inc.
(901) 524-4100
50 North Front Street
Memphis, TN 38103

Pershing LLC
(201) 413-2000
One Pershing Plaza – 8th Floor
Jersey City, NJ 07399

Scott & Stringfellow, LLC
(804) 643-1811
901 East Byrd Street
Richmond, VA 23219

UBS Securities, LLC
(203) 719-4379
677 Washington Boulevard
Stamford, CT 06901



MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and fair presentation of the financial statements included in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's judgments and estimates concerning effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Financial's internal control over financial reporting includes those policies and procedures that pertain to Financial's ability to record, process, summarize and report reliable financial data. Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that Financial's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2010. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management has concluded that the internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of Financial's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Financial's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit Financial to provide only management's report in the annual report.

The Board of Directors, acting through its Audit Committee, is responsible for the oversight of Financial's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of the independent auditor and approves decisions regarding the appointment or removal of Financial's Internal Auditor. It meets periodically with management, the independent auditors and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of Financial in addition to reviewing Financial's financial reports. The independent auditors and the internal auditors have full and unlimited access to the Audit Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matter which they believe should be brought to the attention of the Audit Committee.

Robert R. Chapman III
Chief Executive Officer & President
March 29, 2011

J. Todd Scruggs
Secretary-Treasurer (Principal Financial Officer)
March 29, 2011


Yount
Hyde &
Barbour
Certified Public Accountants
and Consultants

To the Shareholders and Board of Directors
Bank of the James Financial Group, Inc.
Lynchburg, VA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Bank of the James Financial Group, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the James Financial Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 29, 2011

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share and per share data)

	December 31,	
Assets	2010	2009
Cash and due from banks	$ 11,665	$ 10,074
Federal funds sold	7,094	21,231
Total cash and cash equivalents	18,759	31,305
Securities held-to-maturity (fair value of $14,601 in 2010 and $15,277 in 2009)	14,297	15,550
Securities available-for-sale, at fair value	38,586	45,239
Restricted stock, at cost	2,180	2,315
Loans, net of allowance for loan losses of $5,467 in 2010 and $4,288 in 2009	320,715	318,452
Premises and equipment, net	8,880	10,458
Interest receivable	1,469	2,179
Cash value – bank owned life insurance	5,360	5,125
Other real estate owned	3,440	666
Other assets	5,242	6,392
Total Assets	$ 418,928	$ 437,681
Liabilities and Stockholders' Equity		
Deposits		
Noninterest bearing demand	$ 44,272	$ 42,112
NOW, money market and savings	241,176	245,066
Time	82,942	88,594
Total deposits	368,390	375,772
Repurchase agreements	7,330	10,710
Federal Home Loan Bank borrowings	10,000	20,000
Capital notes	7,000	7,000
Interest payable	121	200
Other liabilities	592	274
Total liabilities	$ 393,433	$ 413,956
Commitments and contingencies		
Stockholders' equity		
Common stock $2.14 par value; authorized 10,000,000 shares, issued and outstanding 3,323,743 shares in 2010 and 2,990,788 shares in 2009	$ 7,113	$ 6,400
Additional paid-in-capital	22,742	20,765
Retained earnings (deficit)	(3,668)	(2,938)
Accumulated other comprehensive (loss)	(692)	(502)
Total stockholders' equity	$ 25,495	$ 23,725
Total liabilities and stockholders' equity	$ 418,928	$ 437,681

See notes to the consolidated financial statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except share and per share amounts)

	Years Ended December 31,	
Interest and Dividend Income	2010	2009
Loans	$ 19,710	$ 18,434
Securities		
US agency obligations	1,312	1,725
Mortgage backed	133	47
Municipals	259	89
Dividends	47	42
Corporates	104	212
Federal funds sold	24	32
Total interest income	$ 21,589	$ 20,581
Interest Expense		
Deposits		
NOW, money market and savings	$ 3,305	$ 4,845
Time Deposits	2,221	3,321
Federal funds purchased	2	-
Federal Home Loan Bank borrowings	324	578
Repurchase agreements	116	195
Capital notes	420	313
Total interest expense	$ 6,388	$ 9,252
Net interest income	$ 15,201	$ 11,329
Provision for loan losses	2,783	4,151
Net interest income after provision for loan losses	$ 12,418	$ 7,178
Other operating income		
Mortgage fee income	$ 1,515	$ 1,357
Service charges, fees and commissions	1,344	1,421
Increase in cash value of life insurance	234	125
Other	67	49
Gain on sale of available-for-sale securities	358	6
Total other operating income	$ 3,518	$ 2,958
Other operating expenses		
Salaries and employee benefits	$ 6,686	$ 5,461
Occupancy	1,022	886
Equipment	1,100	1,047
Supplies	373	374
Professional, data processing and other outside expenses	1,690	1,424
Marketing	274	290
Credit expense	323	351
Loss on sale and/or writedown of OREO	185	38
Amortization of tax credit investment	196	196
FDIC insurance expense	902	805
Other	751	601
Total other operating expenses	$ 13,502	$ 11,473
Income (loss) before income taxes	$ 2,434	$ (1,337)
Income tax expense (benefit)	614	(695)
Net Income (loss)	$ 1,820	$ (642)
Income (loss) per common share – basic and diluted	$ 0.55	$ (0.20)

See notes to the consolidated financial statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)

	Total Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Compre-hensive Gain (Loss)	Total
Balance at December 31, 2008	2,810,255	$ 6,014	$ 19,473	$ (776)	$ (76)	$ 24,635
Net (loss)	-	-	-	(642)	-	(642)
Changes in unrealized (losses) on securities available-for-sale net of deferred taxes of $216	-	-	-	-	(422)	(422)
Reclassification adjustment for gains included in net income, net of income tax expense of $2	-	-	-	-	(4)	(4)
Comprehensive (Loss)						(1,068)
5% Stock dividend	140,702	301	1,219	(1,520)	-	-
Exercise of stock options	39,831	85	68	-	-	153
Stock compensation expense	-	-	5	-	-	5
Balance at December 31, 2009	2,990,788	$ 6,400	$ 20,765	$ (2,938)	$ (502)	$ 23,725
Net Income	-	-	-	1,820	-	1,820
Changes in unrealized gains on securities available-for-sale net of deferred taxes of $24	-	-	-	-	47	47
Reclassification adjustment for gains included in net income, net of income tax expense of $121	-	-	-	-	(237)	(237)
Comprehensive Income						1,630
10% Stock dividend	298,942	640	1,910	(2,550)	-	-
Exercise of stock options	34,013	73	65	-	-	138
Stock compensation expense	-	-	2	-	-	2
Balance at December 31, 2010	3,323,743	$ 7,113	$ 22,742	$ (3,668)	$ (692)	$ 25,495

See notes to the consolidated financial statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES OF CASH FLOWS

(dollars in thousands)

	Years Ended December31,	
	2010	2009
Cash flows from operating activities		
Net Income (Loss)	$ 1,820	$ (642)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	813	867
Net amortization and accretion of premiums and discounts on securities	514	527
(Gain) on sale of available-for-sale securities	(358)	(6)
Provision for loan losses	2,783	4,151
Loss (gain) on sale of other real estate owned	53	38
Impairment of other real estate owned	132	-
Stock compensation expense	2	5
Provision for deferred income taxes	(79)	(536)
Amortization of tax credit investment	196	197
(Increase) decrease in interest receivable	710	(555)
(Increase) decrease in other assets	573	(2,892)
Decrease in income taxes receivable	323	543
(Decrease) in interest payable	(79)	(102)
Increase in other liabilities	318	56
Net cash provided by operating activities	$ 7,721	$ 1,651
Cash flows from investing activities		
Purchases of securities held-to-maturity	$ -	$ (16,194)
Proceeds from maturities and calls of securities held-to-maturity	1,000	6,500
Purchases of securities available-for-sale	(45,659)	(58,214)
Proceeds from maturities, calls and paydowns of securities available-for-sale	8,464	12,744
Purchases of bank owned life insurance	-	(5,000)
Proceeds from sale of securities available-for-sale	43,657	15,338
Purchase (sale) of restricted stock	135	(256)
Origination of loans, net of principal collected	(7,555)	(47,713)
Improvements to other real estate owned	(31)	(40)
Purchases of premises and equipment	(266)	(3,653)
Proceeds from the sale of other real estate owned	612	132
Net cash provided by (used in) investing activities	$ 357	$ (96,356)
Cash flows from financing activities		
Net increase (decrease) in deposits	$ (7,382)	$ 107,661
Net (decrease) in repurchase agreements	(3,380)	(3,629)
Net (decrease) in Federal Home Loan Bank advances	(10,000)	(1,000)
Proceeds from exercise of stock options	138	153
Proceeds from sale of senior capital notes	-	7,000
Net cash provided by (used in) financing activities	$ (20,624)	$ 110,185
(Decrease) increase in cash and cash equivalents	(12,546)	15,480
Cash and cash equivalents at beginning of period	$ 31,305	$ 15,825
Cash and cash equivalents at end of period	$ 18,759	$ 31,305
Non cash transactions		
Transfer of loans to foreclosed assets	$ 2,509	$ 2,991
Transfer of premises and equipment to foreclosed assets	1,031	-
Transfer from foreclosed assets to premises and equipment	-	2,215
Fair value adjustment for securities	$ (288)	$ (644)
Cash transactions		
Cash paid for interest	$ 6,467	$ 9,354
Cash paid for taxes	1,045	-

See notes to the consolidated financial statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(dollars in thousands, except share and per share data)

Note 1 – Organization

Bank of the James Financial Group, Inc. ("Financial" or the "Company"), a Virginia corporation, was organized in 2003 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Financial is headquartered in Lynchburg, Virginia. Financial conducts its business activities through the branch offices of its wholly owned subsidiary bank, Bank of the James (the "Bank"), the Bank's wholly-owned subsidiary, BOTJ Insurance, Inc. ("BOTJ-Ins."), and through the Bank's two divisions, Bank of the James Mortgage division ("Mortgage division") and BOTJ Investment Services division ("Investment Services division"). The Mortgage division originates conforming and non-conforming home mortgages primarily in the Region 2000 area. Financial exists primarily for the purpose of holding the stock of its subsidiaries, the Bank of such other subsidiaries as it may acquire or establish. Financial also has one wholly-owned non-operating subsidiary.

Bank of the James was incorporated on October 23, 1998, and began banking operations on July 22, 1999. The Bank is a Virginia chartered bank and is engaged in lending and deposit gathering activities in Region 2000, which includes the counties of Amherst, Appomattox, Bedford and Campbell (which includes the Town of Altavista) and the cities of Bedford and Lynchburg, Virginia. It operates under the laws of Virginia and the Rules and Regulations of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank's nine locations consist of four in Lynchburg, Virginia, one in Forest, Virginia which includes the Mortgage Division, one in Madison Heights, Virginia, one in the Town of Amherst, Virginia, one in the City of Bedford, Virginia, and one in the Town of Altavista, Virginia.

Note 2 - Summary of significant accounting policies

Consolidation
The consolidated financial statements include the accounts of Bank of the James Financial Group, Inc. and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Basis of presentation and use of estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, other-than-temporary impairments of securities, and the fair value of financial instruments.

Cash and cash equivalents
Cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days. Generally, federal funds are purchased and sold for one-day periods.

Securities
Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at

Note 2 - Summary of significant accounting policies (continued)

fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either (1) the Bank intends to sell the security or (2) it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis. If, however, the Bank does not intend to sell the security and it is not more-than-likely that the Bank will be required to sell the security before recovery, the Bank must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income.

For equity securities, impairment is considered to be other-than-temporary based on our ability and intent to hold the investment until a recovery of fair value. Other-than-temporary impairment of an equity security results in a write-down that must be included in net income. We regularly review each investment security for other-than-temporary impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, our best estimate of the present value of cash flows expected to be collected from debt securities, our intention with regard to holding the security to maturity, and the likelihood that we would be required to sell the security before recovery.

Restricted investments
As members of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLBA), the Bank is required to maintain certain minimum investments in the common stock of the FRB and FHLBA. Required levels of investment are based upon the Bank's capital and a percentage of qualifying assets. The Bank also maintains stock ownership in Community Bankers' Bank (CBB). The investment in CBB is minimal and is not mandated but qualifies the Bank for preferred pricing on services offered by CBB. Based on liquidation restrictions, all of the investments are carried at cost.

Loans
Financial makes real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans collateralized by real estate within Region 2000. The ability of Financial's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Note 2 - Summary of significant accounting policies (continued)

Past due status
Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual and potentially charged-off at an earlier date if collection of principal or interest is considered doubtful.

Non-accrual status
The Banks stops accruing interest on a loan at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. At the time the loan is placed on non-accrual status, all previously accrued but not collected interest is reversed against interest income. While the loan is classified as non-accrual, any payments collected are accounted for on the cash-basis or cost-recovery method which requires the entire amount of the payment to be applied directly to principal, until qualifying for return to performing status. Loans may be returned to performing status when all the principal and interest amounts contractually due are brought current (within 90 days past due), future payments are reasonably assured, and contractually required payments have been made on a timely basis for at least 6 consecutive months.

Charge-off
At the time a loan is placed on non-accrual status, it is generally reevaluated for expected loss and a specific reserve, if not already previously assigned, is established against the loan. Consumer term loans are typically charged-off no later than 120 days whereas consumer revolving credit loans are typically charged-off no later than 180 days. Although the goal for commercial and commercial real estate loans is for charge off not later than 180 days, a commercial or commercial real estate loan may not be fully charged off until there is reasonable certainty that no additional workout efforts, troubled debt restructurings or any other types of concession can or will be made by the Bank.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, historical and general components. The specific component relates to loans that are classified as doubtful or substandard. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan or discounted cash flows is lower than the carrying value of that loan. The historical component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. A general component is maintained to cover uncertainties that could affect management's estimate of probable losses. The general component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. The qualitative factors used to derive the general component of the allowance may include but are not limited to:

Note 2 - Summary of significant accounting policies (continued)

1. Known improvement or deterioration in certain classes of loans or collateral;
2. Trends in portfolio volume, maturity, or composition;
3. Volume and trends in delinquencies and non-accruals;
4. Local economic and industrial conditions;
5. Lending, charge-off, and collection policies; and
6. Experience, ability, and depth of lending staff.

A loan is considered impaired when, based on current information and events, it is probable that Financial will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by evaluating the fair value of the underlying collateral.

Management considers the following four components when calculating its loan loss reserve requirement:

- In accordance with current accounting rules (ASC 310) the Bank performs an individual impairment analysis on all loans with a risk rating of substandard, doubtful, and loss (our internal risk ratings of 6 through 9). The Bank also performs individual loan analysis and assesses potential future losses associated with those relationships risk rated as special mention (our internal risk rating of 6).
- In accordance with current accounting rules (ASC 450) the Bank examines historical charge-off data by classification code in order to determine a portion of the reserve related to homogeneous pools. The Bank updates its historical charge-off data twice a year and adjusts the reserve accordingly.
- The Bank applies various risk factors, including, for example, levels of trends in delinquencies, current and expected economic conditions, and levels of and trends in recoveries of prior charge-offs.
- The Bank applies factors to determine the method by which to determine the general reserve for inherent losses related to the loan pool, including, for example, loan concentrations, policy and procedure changes, national and local economic trends and conditions, and overall portfolio quality.

Troubled Debt Restructurings

In situations where, for economic or legal reasons related to a borrower's financial condition, management my grant a concession to the borrower that it would not otherwise consider, the related loan is classified as a troubled debt restructuring ("TDR"). Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loans reach nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and

Note 2 - Summary of significant accounting policies (continued)

other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans. The Bank had $4,987and $741 classified as TDRs as of December 31, 2010 and 2009, respectively.

Property, equipment and depreciation

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis, which range from 3 to 7 years for equipment and 10 to 39.5 years for buildings and improvements. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Land is carried at cost and is not depreciable. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expenses as incurred.

Foreclosed properties

Foreclosed properties consist of properties acquired through foreclosure or deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value less estimated costs to sell at the date of foreclosure. Losses from the acquisition of property in full or partial satisfaction of loans are charged against the allowance for loan losses. Subsequent write-downs, if any, are charged against expense. Gains and losses on the sales of foreclosed properties are included in determining net income in the year of the sale.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank – put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Income taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination,

(dollars in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (continued)

including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Stock options

Current accounting guidance requires the costs resulting from all share-based payments to employees be recognized in the financial statements. Stock-based compensation is estimated at the date of grant, using the Black-Scholes option valuation model for determining fair value. The model employs the following assumptions:

1. Dividend yield – calculated as the ratio of historical dividends paid per share of common stock to the stock price on the date of grant;

2. Expected life (term of the option) – based on the average of the contractual life and vesting schedule for the respective option;

3. Expected volatility – based on the monthly historical volatility of Financial's stock price over the expected life of the options;

4. Risk-free interest rate – based on the U.S. Treasury yield with a maturity similar to the expected life of the option on the day of grant.

There were no options granted in 2010 or 2009.

ASC 718 Compensation - Stock Compensation requires Financial to estimate forfeitures when recognizing compensation expense and that this estimate of forfeitures be adjusted over the requisite service period or vesting schedule based on the extent to which actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment, which is recognized in the period of change, and also will impact the amount of estimated unamortized compensation expense to be recognized in future periods

For the years ended December 31, 2010 and 2009, Financial recognized stock-based compensation expense related to the Amended and Restated Stock Option Plan of 1999 Financial (the "1999 Plan") of $2 and $5 respectively, in accordance with ASC 718.

As of December 31, 2010 all compensation expense related to the foregoing stock option plan has been recognized. The Company's ability to grant additional option shares under the 1999 Plan has expired.

(dollars in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (continued)

Earnings per share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Reclassification

Certain 2009 amounts have been reclassified to conform to the 2010 presentation.

Comprehensive income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains on securities available-for-sale, and unrealized losses related to factors other than credit on debt securities.

Marketing

The Company expenses advertising costs as incurred. Advertising expenses were $193 and $187 for 2010 and 2009, respectively.

Note 3 - Restrictions on cash

To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $1,857 and $1,866 for the weeks including December 31, 2010 and 2009, respectively.

(dollars in thousands, except share and per share data)

Note 4 - Securities

A summary of the amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
U.S. agency obligations	$ 14,297	$ 304	$ -	$ 14,601
Available-for-sale				
U.S. agency obligations	$ 14,758	$ 24	$ (441)	$ 14,341
Mortgage-backed securities	18,057	1	(296)	17,762
Municipals	5,787	15	(337)	5,465
Corporates	1,033	-	(15)	1,018
	$ 39,635	$ 40	$ (1,089)	$ 38,586

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
U.S. agency obligations	$ 15,550	$ -	$ (273)	$ 15,277
Available-for-sale				
U.S. agency obligations	$ 38,958	$ 37	$ (553)	$ 38,442
Mortgage-backed securities	220	-	(7)	213
Municipals	3,822	11	(211)	3,622
Corporates	2,999	11	(48)	2,962
	$ 45,999	$ 59	$ (819)	$ 45,239

Temporarily Impaired Securities

The following tables show the gross unrealized losses and fair value of the Bank's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009:

(dollars in thousands, except share and per share data)

Note 4 –Securities (continued)

December 31, 2010	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agency obligations	$ 11,808	$ 441	$ -	$ -	$ 11,808	$ 441
Mortgage-backed securities	16,740	296	-	-	16,740	296
Corporates	-	-	1,018	15	1,018	15
Municipals	3,178	303	590	34	3,768	337
Total temporarily impaired securities	$ 31,726	$ 1,040	$ 1,608	$ 49	$ 33,334	$ 1,089

December 31, 2009	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agency obligations	$ 46,851	$ 826	$ -	$ -	$ 46,851	$ 826
Mortgage-backed securities	-	-	213	7	213	7
Corporates	1,454	12	997	36	2,451	48
Municipals	2,910	194	222	17	3,132	211
Total temporarily impaired securities	$ 51,215	$ 1,032	$ 1,432	$ 60	$ 52,647	$ 1,092

U.S. agency obligations. The unrealized losses on the 7 investments in U.S. agency obligations at December 31, 2010 were caused by interest rate increases. The contractual terms of those investments do no permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2010. Each of these 7 investments carries an investment grade rating of AAA.

Mortgage-backed securities. The unrealized losses on the 9 investments in mortgage-backed securities at December 31, 2010 were caused by interest rate increases. The contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Bank's investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2010. Each of these 9 investments carries an investment grade rating of AAA.

(dollars in thousands, except share and per share data)

Note 4 –Securities (continued)

Corporates. The unrealized loss on the 1 corporate bond investment within the financial services sector at December 31, 2010 is primarily attributable to interest rate increases and recent decreases in profitability within the overall industry. The security maintains an S&P rating of A and the contractual terms of the investment does not permit the issuer to settle the security at a price less than the amortized cost bases of the investments. Because the Bank does not intend to sell the investment and it is not more likely than not that the Bank will be required to sell the investment before recovery of the amortized cost base, which may be maturity, the Bank does not consider the investment to be other-than-temporarily impaired at December 31, 2010. The investment carries an investment grade rating of A.

Municipals. The unrealized losses on the 7 investments in municipal obligations at December 31, 2010 were caused by interest rate increases. The contractual terms of those investments do no permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2010. Each of these 7 investments carries an investment grade rating of AA or above.

The amortized costs and fair values of securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Fair Values	Amortized Cost	Fair Values
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	-	-	1,993	1,929
Due after five years through ten years	2,083	2,191	4,929	4,842
Due after ten years	12,214	12,410	32,713	31,815
	$ 14,297	$ 14,601	$ 39,635	$ 38,586

The Bank sold $43,657 of securities available-for-sale in 2010. Gross realized gains amounted to $372 and gross realized losses amounted to $14. The Bank sold $15,338 of securities available-for-sale in 2009. Gross realized gains amounted to $228 and gross realized losses amounted to $222.

The amortized costs of securities pledged as collateral for public deposits and other short term borrowings were approximately $18,860 and $16,095 (fair value of $19,105 and $15,876) at December 31, 2010 and 2009, respectively.

Note 5 - Loans and allowance for loan losses

Management has an established methodology used to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the allowance for loan losses, the Bank has segmented certain loans in the portfolio by product type. Within these segments, the Bank has sub-segmented its portfolio by classes within the segments, based on the associated risks within these classes. The classifications set forth below do not correspond directly to the classifications set forth in the call report (Form FFIEC 041). Management has determined that the classifications set forth below are more appropriate for use in identifying and managing risk in the loan portfolio.

Loan Segments:	Loan Classes:
Commercial	Commercial and industrial loans
Commercial real estate	Commercial mortgages – owner occupied Commercial mortgages – non-owner occupied Commercial construction
Consumer	Consumer unsecured Consumer secured
Residential	Residential mortgages Residential consumer construction

The Bank's internal risk rating system is in place to grade commercial and commercial real estate loans. Category ratings are reviewed periodically by lenders and the credit review area of the Bank based on the borrower's individual situation. Additionally, internal and external monitoring and review of credits are conducted on an annual basis.

Below is a summary and definition of the Bank's risk rating categories:

RATING 1	Excellent
RATING 2	Above Average
RATING 3	Satisfactory
RATING 4	Acceptable / Low Satisfactory
RATING 5	Monitor
RATING 6	Special Mention
RATING 7	Substandard
RATING 8	Doubtful
RATING 9	Loss

We segregate loans into the above categories the criteria for special mention, substandard, doubtful and loss from non-classified, or pass rated, loans. We review the characteristics of each rating at least annually, generally during the first quarter. The characteristics of these ratings are as follows:

Note 5 - Loans and allowance for loan losses (continued)

- "Pass." These are loans having risk ratings of 1 through 4. Pass loans are to persons or business entities with an acceptable financial condition, appropriate collateral margins, appropriate cash flow to service the existing loan, and an appropriate leverage ratio. The borrower has paid all obligations as agreed and it is expected that this type of payment history will continue. When necessary, acceptable personal guarantors support the loan.

- "Monitor." These are loans having a risk rating of 5. Monitor loans have currently acceptable risk but may have the potential for a specific defined weakness in the borrower's operations and the borrower's ability to generate positive cash flow on a sustained basis. The borrower's recent payment history may currently or in the future be characterized by late payments. The Bank's risk exposure is mitigated by collateral supporting the loan. The collateral is considered to be well-margined, well maintained, accessible and readily marketable.

- "Special Mention." These are loans having a risk rating of 6. Special Mention loans have weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the bank's credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. These loans do warrant more than routine monitoring due to a weakness caused by adverse events.

- "Substandard." These are loans having a risk rating of 7. Substandard loans are considered to have specific and well-defined weaknesses that jeopardize the viability of the Bank's credit extension. The payment history for the loan has been inconsistent and the expected or projected primary repayment source may be inadequate to service the loan. The estimated net liquidation value of the collateral pledged and/or ability of the personal guarantor(s) to pay the loan may not adequately protect the Bank. There is a distinct possibility that the Bank will sustain some loss if the deficiencies associated with the loan are not corrected in the near term. A substandard loan would not automatically meet our definition of impaired unless the loan is significantly past due and the borrower's performance and financial condition provide evidence that it is probable that the Bank will be unable to collect all amounts due.

- "Doubtful." These are loans having a risk rating of 8. Doubtful rated loans have all the weaknesses inherent in a loan that is classified substandard but with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high.

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

A summary of loans, net is as follows:

	December 31,	
	2010	2009
Commercial	$ 62,786	$ 60,045
Commercial real estate	143,428	141.530
Consumer	68,289	67,744
Residential	51,679	53,421
Total loans	326,182	322,740
Less allowance for loan losses	5,467	4,288
Net loans	$ 320,715	$ 318,452

The amount of overdrafts reclassified as loans was $13 and $7 as of December 31, 2010 and 2009, respectively.

The activity in the allowance for loan losses for 2010 and 2009 is summarized as follows:

	2010	2009
Balance at beginning of period	$ 4,288	$ 2,859
Provision charged to operations	2,783	4,151
Loan charge-offs	(1,899)	(2,797)
Loan recoveries	295	75
Balance at end of period	$ 5,467	$ 4,288

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

The following tables set forth information regarding impaired and non-accrual loans as of December 31, 2010 and 2009:

	Impaired & Non-Accrual Loans At December 31,	
	2010	2009
Impaired loans without a valuation allowance	$ 24,954	$ 28,689
Impaired loans with a valuation allowance	13,618	14,938
Total impaired loans	$ 38,572	$ 43,627
Valuation allowance related to impaired loans	$ 2,430	$ 2,081
Total non-accrual loans	$ 8,366	$ 5,687
Total loans past due ninety days or more and still accruing	$ -	$ -

No non-accrual loans were excluded from impaired loan disclosure under current accounting rules at December 31, 2010 and 2009. If interest on these loans had been accrued, such income would have approximated $1,059,000 and $693,000 for 2010 and 2009, respectively.

Included in the impaired loans are TDRs that were classified as impaired. At December 31, 2010, Financial has $4,987 of loans modified in TDRs and impaired.

	Average Investment in Impaired Loans Years Ended December 31,	
	2010	2009
Average investment in impaired loans	$ 39,086	$ 30,642
Interest income recognized on impaired loans	$ 1,649	$ 2,039

The Bank grants primarily commercial, real estate, and installment loans to customers throughout its market area, which consists primarily of Region 2000 which includes the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. The real estate portfolio can be affected by the condition of the local real estate market. The commercial and installment loan portfolio can be affected by the local economic conditions.

The Company's officers, directors and their related interests have various types of loan relationships with the Bank. The total outstanding balances of these related party loans at December 31, 2010 and 2009 were $6,663 and $3,096 respectively. During 2010, new loans and advances amounted to $4,242 and repayments amounted to $674.

Note 5 - Loans and allowance for loan losses (continued)

The terms and interest rates of these loans are similar to those for comparable loans with other borrowers of the Bank.

Financing Receivables on Non-Accrual Status as of December 31, 2010	
Commercial	$ 756
Commercial Real Estate:	
Commercial Mortgages-Owner Occupied	1,157
Commercial Mortgages-Non-Owner Occupied	2,504
Commercial Construction	923
Consumer	
Consumer Unsecured	83
Consumer Secured	1,153
Residential:	
Residential Mortgages	1,725
Residential Consumer Construction	65
Totals	$ 8,366

We also classify other real estate owned (OREO) as a nonperforming asset. OREO, which is accounted for in the "other assets" section of the Statement of Financial Condition, represents real property owned by the Bank either through purchase at foreclosure or received from the borrower through a deed in lieu of foreclosure. OREO increased to $3,440,000 on December 31, 2010 from $666,000 on December 31, 2009. The following table represents the changes in OREO balance in 2010 and 2009.

OREO Changes
(Dollars in Thousands)

	Year Ended December 31,	
	2010	**2009**
Balance at the beginning of the year (gross)	$ 666	$ 82
Transfers from Loans	2,509	704
Transfer from premises and equipment	1,031	
Capitalized Costs	31	40
Charge-Offs	(132)	-
Sales Proceeds	(612)	132
Gain (loss) on disposition	(53)	28
Balance at the end of the year (gross)	$ 3,440	$ 666
Less valuation allowance	-	-
Balance at the end of the year (net)	$ 3,440	$ 666

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

	Impaired Loans				
	For the Years Ended December 31, 2010 & 2009				
2010	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With No Related Allowance Recorded:					
Commercial	$ 14,598	$ 14,787	$ -	$ 14,794	$ 687
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	2,703	2,729	-	2,740	177
Commercial Mortgage Non-Owner Occupied	5,955	6,569	-	6,035	171
Commercial Construction	864	864	-	876	45
Consumer					
Consumer Unsecured	-	-	-	-	-
Consumer Secured	366	660	-	371	13
Residential					
Residential Mortgages	403	613	-	406	8
Residential Consumer Construction	65	68	-	66	1
With An Allowance Recorded:					
Commercial	$ 1,371	$ 1,371	$ 195	$ 1,388	$ 82
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	5,114	5,144	1,218	5,184	177
Commercial Mortgage Non-Owner Occupied	1,125	1,132	53	1,141	21
Commercial Construction	3,208	3,355	437	3,252	103
Consumer					
Consumer Unsecured	572	589	75	578	15
Consumer Secured	456	456	195	461	25
Residential					
Residential Mortgages	1,772	1,923	257	1,794	124
Residential Consumer Construction	-	-	-	-	-
Totals:					
Commercial	$ 15,969	$ 16,158	$ 195	$ 16,182	$ 769
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	7,817	7,873	1,218	7,924	354
Commercial Mortgage Non-Owner Occupied	7,080	7,701	53	7,176	192
Commercial Construction	4,072	4,219	437	4,128	148
Consumer					
Consumer Unsecured	572	589	75	578	15
Consumer Secured	822	1,116	195	832	38
Residential					
Residential Mortgages	2,175	2,536	257	2,200	132
Residential Consumer Construction	65	68	-	66	1
	$ 38,572	$ 40,260	$ 2,430	$ 39,086	$ 1,649

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

	Allowance for Credit Losses and Recorded Investment in Financing Receivables For the Years Ended December 31, 2010 and 2009				
2010	**Commercial**	**Commercial Real Estate**	**Consumer**	**Residential**	**Total**
Allowance for Credit Losses:					
Ending Balance: Individually evaluated for impairment	$ 195	$ 1,708	$ 270	$ 257	$ 2,430
Ending Balance: Collectively evaluated for impairment	278	1,189	937	633	3,037
Totals:	$ 473	$2,897	$ 1,207	$ 890	$ 5,467
Financing Receivables:					
Ending Balance: Individually evaluated for impairment	15,969	18,969	1,394	2,240	38,572
Ending Balance: Collectively evaluated for impairment	46,817	124,459	66,895	49,439	287,610
Totals:	$ 62,786	$143,428	$ 68,289	$ 51,679	$ 326,182

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

Age Analysis of Past Due Financing Receivables as of December 31, 2010

2010	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days & Accruing
Commercial	$ 726	$ 180	$ 576	$ 1,482	$ 61,304	$ 62,786	$ -
Commercial Real Estate:							
Commercial Mortgages-Owner Occupied	1,390	299	553	2,242	62,120	64,362	-
Commercial Mortgages-Non-Owner Occupied	1,169	253	2,503	3,925	62,619	66,544	-
Commercial Construction	-	-	923	923	11,599	12,522	-
Consumer:							
Consumer Unsecured	8	-	83	91	2,824	2,915	-
Consumer Secured	564	230	731	1,525	63,849	65,374	-
Residential:							
Residential Mortgages	1,072	68	793	1,933	39,834	41,767	-
Residential Consumer Construction	-	-	65	65	9,847	9,912	-
Total	$ 4,929	$ 1,030	$ 6,227	$ 12,186	$ 313,996	$ 326,182	$ -

Credit Loss Disclosures
Credit Quality Information - by Class
December 31, 2010

	Pass	Monitor	Special Mention	Substandard	Doubtful	Totals
Commercial	$ 41,328	$ 2,732	$ 9,471	$ 9,075	$ 180	$ 62,786
Commercial Real Estate:						
Commercial Mortgages-Owner Occupied	50,485	5,535	1,378	6,814	150	64,362
Commercial Mortgages-Non-Owner Occupied	52,004	2,337	6,354	5,849	-	66,544
Commercial Construction	7,571	855	1,446	2,650	-	12,522
Consumer						
Consumer Unsecured	2,805	-	1	34	75	2,915
Consumer Secured	63,225	475	349	1,325	-	65,374
Residential:						
Residential Mortgages	38,504	77	-	3,014	172	41,767
Residential Consumer Construction	9,475	-	372	65	-	9,912
Totals	$ 265,397	$12,011	$ 19,371	$ 28,826	$ 577	$ 326,182

(dollars in thousands, except share and per share data)

Note 6 – Premises and equipment

Property and equipment at December 31, 2010 and 2009 are summarized as follows:

	December 31,	
	2010	2009
Land	$ 2.235	$ 3,620
Building and improvements	5,034	5,026
Construction in progress	380	-
Furniture and equipment	5,855	5,626
Leasehold improvements	1,470	1,466
	14,974	15,738
Less accumulated depreciation	6,094	5,280
Net property and equipment	$ 8,880	$ 10,458

Total depreciation expense for the years ended December 31, 2010 and 2009 was $813 and $867, respectively.

Note 7 - Deposits

A summary of deposit accounts is as follows:

	December 31,	
	2010	2009
Demand		
Noninterest bearing	$ 44,272	$ 42,112
Interest bearing	60,332	49,503
Savings	180,844	195,563
Time, $100,000 or more	30,571	31,891
Other time	52,371	56,703
	$ 368,390	$ 375,772

(dollars in thousands, except share and per share data)

Note 7 – Deposits (continued)

At December 31, 2010, maturities of time deposits are scheduled as follows:

Year Ending December 31,	Amount
2011	$ 34,960
2012	17,439
2013	4,578
2014	9,222
2015	16,743
	$ 82,942

The Bank held related party deposits of $3,527 and $4,537 at December 31, 2010 and 2009, respectively.

Note 8 – Capital Notes

Financial has issued capital notes in the amount $7,000 (the "Notes"). The Notes bear interest at the rate of 6% per year with interest payable quarterly in arrears. The first interest payment on the Notes was due on July 1, 2009 and interest payments are subsequently due on the 1st of October, January, April and July until the notes mature. No principal payments are due until the Notes mature on April 1, 2012. On the Maturity Date the principal and all accrued but unpaid interest on the Notes will be due and payable.

Note 9 – Other borrowings

Short-term borrowings consist of the following at December 31, 2010 and 2009:

	2010	2009
Securities sold under agreements to repurchase	$ 7,330	$ 10,710
Interest rate	1.32%	1.54%

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings may also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions.

Unsecured federal fund lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $11,000 and Suntrust Bank, $3,000. In addition, the Bank maintains a $3,000 reverse repurchase agreement with Suntrust whereby securities may be pledged as collateral in exchange for funds for a minimum of 30 days with a maximum of 90 days. The Bank also maintains a secured federal funds line with Community Bankers' Bank whereby it may pledge securities as collateral with no specified minimum or maximum amount or term.

(dollars in thousands, except share and per share data)

Note 9 – Other borrowing (continued)

The Bank is also a member of the Federal Home Loan Bank of Atlanta ("FHLBA"). The Bank's available credit through the FHLBA is $83,140 as of December 31, 2010, the most recent calculation. Of this amount the Bank has borrowed $10,000 under the following terms:

	Amount	Type	Rate	Ultimate Maturity Date
	$ 3,000	Fixed rate credit	3.410%	4/15/2013
	5,000	Fixed rate credit	2.360%	4/15/2013
	2,000	Fixed rate credit	3.785%	4/15/2015
Total	$ 10,000	Weighted average rate	2.960%	

Note 10 - Income taxes

The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2007.

Income tax expense attributable to income before income tax expense is summarized as follows:

	December 31, 2010	December 31, 2009
Current federal income tax expense	$ 837	$ 14
Deferred federal income tax (benefit)	(79)	(536)
Tax credits	(144)	(173)
Income tax provision (benefit)	$ 614	$ (695)

(dollars in thousands, except share and per share data)

Note 10 - Income taxes (continued)

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense as a result of the following:

	2010	2009
Computed "expected" income tax provision	$ 828	$ (455)
Increase (reduction) in income tax resulting from:		
Non-taxable income	(83)	(70)
Non-deductible expenses	13	3
Tax credits	(144)	(173)
Income tax provision (benefit)	$ 614	$ (695)

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below:

	2010	2009
Deferred tax assets		
Allowance for loan losses	$ 1,434	$ 1,077
Unrealized loss on available-for-sale securities	357	259
Charitable contributions	-	11
Carryover of tax credits	311	525
Gross deferred tax assets	2,102	1,872
Deferred tax liability		
Depreciation	187	134
Prepaid expenses	16	16
Gross deferred tax liability	203	150
Net deferred tax asset	$ 1,899	$ 1,722

Note 11 – Earnings (loss) per share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity. All amounts have been restated for the stock dividends in 2010 and 2009.

(dollars in thousands, except share and per share data)

Note 11 – Earnings per share (continued)

The basic and diluted earnings (loss) per share calculations are as follows:

	2010	2009
Numerator:		
Net income available to stockholders	$ 1,820	$ (642)
Basic EPS weighted average shares outstanding	3,299,234	3,256,622
Effect of dilutive securities:		
Incremental shares attributable to Stock Option Plan	24,825	-
Diluted EPS weighted-average shares outstanding	3,324,059	3,256,622
Basic earnings (loss) per share	$ 0.55	$ (0.20)
Diluted earnings (loss) per share	$ 0.55	$ (0.20)

There were 204,912 option shares excluded from the 2010 earnings per share calculation because their effects were anti-dilutive. In 2009, all 319,546 option shares were excluded from the 2009 earnings per share calculation because their effects were ant-dilutive.

Note 12 – Defined contribution benefit plan

The Company adopted a 401(k) defined contribution plan on October 1, 2000, which is administered by the Virginia Bankers' Association. Participants have the right to contribute up to a maximum of 19% of pretax annual compensation or the maximum allowed under Section 401(g) of the Internal Revenue Code, whichever is less. In 2009, the Company made a matching contribution to the plan in the amount of 50% of the first 6% of the elective contributions made by the participants for the months of January and February. Effective March 1, 2009, the Company suspended the matching contributions. In 2010, the Company did not make any contributions to the plan. The Company's expense for the plan totaled $0 and $15 for 2010 and 2009, respectively.

Note 13 – Stock option plan

On October 21, 1999, the Board of Directors adopted the "1999 Stock Option Plan" for officers and employees. In 2009 and 2010, stock dividends of 5% and 10% respectively were declared affecting the aforementioned grants retroactively (See Note 14). The ability to grant shares under the 1999 Stock Option Plan expired on October 21, 2009. The plan expired with 25,832 shares not granted.

(dollars in thousands, except share and per share data)

Note 13 – Stock option plan (continued)

Stock option plan activity for the twelve months ended December 31, 2010 is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Value of in-the-money options (Aggregate Intrinsic Value)
Options outstanding, January 1, 2010	319,555	$7.96		
Granted	-	-		
Exercised	(34,013)	4.05		
Forfeited	(636)	12.79		
Options outstanding, December 31, 2010	284,906	$8.42	3.5	$140
Options exercisable, December 31, 2010	284,906	$8.42	3.5	$140

The total approximate value of in-the-money options exercised during 2010 was $83. There is no additional unrecognized compensation expense related to non vested option awards associated with the 1999 Stock Option Plan

The following is summarized information concerning currently outstanding and exercisable options as adjusted for all stock dividends previously declared and paid:

Options Outstanding and Exercisable						
Range of Exercise Prices ($)			Number of Options	Remaining Contractual Life	Weighted Average Exercise Price ($)
3.90	to	5.20	74,228	1.6 years	4.62
6.71	to	9.55	121.679	3.5 years	8.46
10.84	to	14.16	87,785	5.0 years	11.52
12.55	to	12.79	1,214	7.4 years	12.68
3.90	to	14.16	284,906	3.5 years	8.42

Note 14 – Stockholders' equity

The Bank was initially capitalized through a public offering of its common stock, $4.00 (split adjusted to $2.14) par value per share ("Common Stock"), at $10.00 per share, which concluded in February, 1999 and resulted in a capitalization of the Bank of $9,356. On December 22, 2006, Financial completed a follow-on offering pursuant to which it raised $5,147 (net of costs and expenses of $106).

Note 14 – Stockholders' equity (continued)

As a result of these two equity offerings, the Note offering and funds generated from operations, Financial and the Bank currently have sufficient liquidity and capital with which to operate.

The Bank is subject to certain legal and regulatory restrictions on the amount of cash dividends it may declare.

On May 19, 2009, the Board of Directors of the Company declared a 5% stock dividend. The stock dividend was paid on July 21, 2009 to shareholders of record June 16, 2009. Following the stock dividend, the number of outstanding shares increased by 140,702. The dividend required a reclassification of retained earnings effective May 19, 2009 in the amount of $1,520. Of this amount, $301 was reclassified as common stock and $1,219 was reclassified as additional paid-in-capital. The reclassification did not change total stockholders' equity. All per share amounts have been retroactively adjusted to reflect this dividend.

On May 18, 2010, the Board of Directors of the Company declared a 10% stock dividend. The stock dividend was paid on July 23, 2010 to shareholders of record June 21, 2010. Following the stock dividend, the number of outstanding shares increased by 298,942. The dividend required a reclassification of retained earnings effective May 18, 2010 in the amount of $2,550. Of this amount, $640 was reclassified as common stock and $1,910 was reclassified as additional paid-in-capital. The reclassification did not change total stockholders' equity. All per share amounts have been retroactively adjusted to reflect this dividend.

Note 15 - Regulatory matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2010 that the Bank meets all capital adequacy requirements to which it is subject. The Bank's actual regulatory capital amounts and ratios for December 31, 2010 and 2009 are also presented in the table below, dollars are in thousands.

As of December 31, 2010, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.

Note 15 - Regulatory matters (continued)

To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The capital ratios for the Bank for 2010 and 2009 are set forth in the following table:

December 31, 2010 (dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$36,106	11.37%	$25,408	>8.00%	$31,761	>10.00%
Tier I capital (to risk-weighted assets)	$32,117	10.11%	$12,704	>4.00%	$19,056	>6.00%
Tier I capital (leverage) (to average assets)	$32,117	7.59%	$16,934	>4.00%	$21,167	>5.00%

December 31, 2009 (dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$33,926	10.51%	$25,813	>8.00%	$32,266	>10.00%
Tier I capital (to risk-weighted assets)	$29,890	9.26%	$12,906	>4.00%	$19,360	>6.00%
Tier I capital (leverage) (to average assets)	$29,890	6.89%	$17,364	>4.00%	$21,706	>5.00%

(dollars in thousands, except share and per share data)

Note 15 - Regulatory matters (continued)

The above tables set forth the capital position and analysis for the Bank only. Because total assets on a consolidated basis are less than $500,000, Financial is not subject to the consolidated capital requirements imposed by the Bank Holding Company Act. Consequently, Financial does not calculate its financial ratios on a consolidated basis. If calculated, the capital ratios for the Company on a consolidated basis would no longer be comparable to the capital ratios of the Bank because the proceeds of the private placement do not qualify as equity capital on a consolidated basis.

Note 16 – Contingent liabilities

The Bank rents, under non-cancelable leases, three of its banking facilities and one mortgage production office. The original lease for 615 Church Street expired on July 31, 2009. On August 1, 2009, the Bank elected to enter into a new 10 year lease for this property. The Bank has 8.5 years remaining on this lease.

The Bank entered into a lease agreement for 828 Main Street with Jamesview Investments, LLC of which a Board member is a 50% owner. The initial term of the lease is 10 years with two five year renewal options for a total of 20 years. The Bank has 14.5 years remaining on this lease including option periods. The total expense to be incurred by the Bank over the course of the lease, including options to extend, is $1,837.

In December 2005, the Bank entered into a lease agreement for 4935 Boonsboro Road with Forehand Family Limited Partnership. The initial term of the lease is 5 years with two five year renewal options for a total of 15 years. The Bank has 10 years remaining on this lease including one remaining option period.

In September 2008, the Bank entered into a lease agreement for a potential future branch facility located at 1152 Hendricks Store Road, Moneta, Virginia. The initial term of the lease is five years with one five year renewal option for a total of 10 years. The property is currently being utilized as a seasonal mortgage origination office. The Bank has 2.6 years remaining on the initial five year term of the lease.

Rental expenses under operating leases were $398 and $312 for the years ended December 31, 2010 and 2009, respectively.

The current minimum annual rental commitments under the non-cancelable leases in effect at December 31, 2010 are as follows:

(dollars in thousands, except share and per share data)

Note 16 – Contingent liabilities (continued)

Year Ending	Amount
2011	$ 503
2012	515
2013	523
2014	403
2015	240
Thereafter	730
	$ 2,914

Note 17 - Financial instruments with off-balance-sheet risk

The Bank is not a party to derivative financial instruments with off-balance-sheet risks such as futures, forwards, swaps and options. The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank requires collateral or other security to support financial instruments when it is deemed necessary. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Types of collateral vary but may include marketable securities, accounts receivable, inventory, and property, plant and equipment.

Financial instruments whose contract amounts represent credit risk are as follows:

(dollars in thousands, except share and per share data)

Note 17 - Financial instruments with off-balance-sheet risk (continued)

	Contract Amounts at December 31,	
	2010	2009
Commitments to extend credit	$ 52,963	$ 46,609
Standby letters of credit	$ 3,111	$ 1,496

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is generally less than that involved in extending loans to customers because the Bank generally holds deposits equal to the commitment. Management does not anticipate any material losses as a result of these transactions.

Note 18 – Concentration of credit risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Bank's customers are residents or operate business ventures in its market area consisting primarily of the Lynchburg metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Bank's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Bank maintains a significant portion of its cash balances with one financial institution. At December 31, 2010 accounts at this institution were 100% secured by the Federal Deposit Insurance Corporation as a result of the temporary FDIC insurance limit increases promulgated by the Emergency Economic Stabilization Act of 2008. Uninsured cash balances were approximately $482 and $180, which consisted of the total balances in 2 accounts at the Federal Home Loan Bank of Atlanta, at December 31, 2010 and 2009, respectively.

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(dollars in thousands, except share and per share data)

Note 19 – Fair Value Measurements

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value is under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products

(dollars in thousands, except share and per share data)

Note 19 – Fair Value Measurements (continued)

and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow.

Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Currently, all of the Company's securities are considered to be Level 2 securities.

The following table summarizes the Company's financial assets that were measured at fair value on a recurring basis during the period.

		Carrying Value at December 31, 2010		
Description	**Balance as of December 31, 2010**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
U.S. agency obligations	$ 14,341	$ -	$ 14,341	$ -
Mortgage-backed securities	17,762	-	17,762	-
Municipals	5,465	-	5,465	-
Corporates	1,018	-	1,018	-
Total available-for-sale securities	$ 38,586	$ -	$ 38,586	$ -

		Carrying Value at December 31, 2009		
Description	**Balance as of December 31, 2009**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
U.S. agency obligations	$ 38,442	$ -	$ 38,442	$ -
Mortgage-backed securities	213	-	213	-
Municipals	3,622	-	3,622	-
Corporates	2,962	-	2,962	-
Total available-for-sale securities	$ 45,239	$ -	$ 45,239	$ -

Note 19 – Fair Value Measurements (continued)

Loans held for sale

Loans held for sale are required to be measured in a lower of cost or fair value. Under ASC 820, market value is to represent fair value. Management obtains quotes or bids on all or part of these loans directly from the purchasing financial institutions. Premiums received or to be received on the quotes or bids are indicative of the fact that cost is lower than fair value. At December 31, 2010 and 2009, the Company had no loans held for sale.

Impaired loans

ASC 820 applies to loans measured for impairment using the practical expedients permitted by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," including impaired loans measured at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuation which is then adjusted for the cost related to liquidation of the collateral.

Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over one year old, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Statements of Operations.

Other Real Estate Owned

Certain assets such as other real estate owned (OREO) are measured at fair value less cost to sell. We believe that the fair value component in its valuation follows the provisions of ASC 820.

Real estate acquired through foreclosure is transferred to other real estate owned ("OREO"). The measurement of loss associated with OREO is based on the fair value of the collateral compared to the unpaid loan balance and anticipated costs to sell the property. The value of OREO collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate is over one year old,

(dollars in thousands, except share and per share data)

Note 19 – Fair Value Measurements (continued)

then the fair value is considered Level 3. Any fair value adjustments are recorded in the period incurred and expensed against current earnings.

The following table summarizes the Company's impaired loans and OREO measured at fair value on a nonrecurring basis during the period.

		Carrying Value at December 31, 2010		
Description	**Balance as of December 31, 2010**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Impaired loans	$ 13,312	$ -	$ 3,205	$ 10,107
Other real estate	$ 3,440	$ -	$ 3,440	$ 81

		Carrying Value at December 31, 2009		
Description	**Balance as of December 31, 2009**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Impaired loans	$ 12,857	$ -	$ 2,636	$ 10,221
Other real estate	$ 666	$ -	$ -	$ 666

Financial Instruments

Cash, cash equivalents and Federal Funds sold

The carrying amounts of cash and short-term instruments approximate fair values.

Securities

Fair values of securities, excluding Federal Reserve Bank stock, Federal Home Loan Bank stock, and Community Bankers' Bank stock are based on quoted market prices.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed rate loans are based on quoted market prices of similar loans adjusted for differences in loan characteristics. Fair values for other loans such as commercial real estate and commercial and industrial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair

Note 19 – Fair Value Measurements (continued)

values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Bank Owned Life Insurance (BOLI)

The carrying amount approximates fair value.

Deposits

Fair values disclosed for demand deposits (e.g., interest and noninterest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using discounted cash flow analyses that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB borrowings

The fair value of FHLB borrowings is estimated using discounted cash flow analysis based on the rates currently offered for borrowings of similar remaining maturities and collateral requirements.

Short-term borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate fair value.

Capital notes

Fair values of capital notes are based on market prices for debt securities having similar maturity and interest rate characteristics.

Accrued interest

The carrying amounts of accrued interest approximate fair value.

Off-balance sheet credit-related instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair value of off-balance sheet credit-related instruments were deemed to be immaterial at December 31, 2009 and 2008 and therefore are not included in the table below.

(dollars in thousands, except share and per share data)

Note 19 – Fair Value Measurements (continued)

The estimated fair values, and related carrying or notional amounts, of Financial's financial instruments are as follows:

	December 31, 2010		December 31, 2009	
	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets				
Cash and due from banks	$ 11,665	$ 11,665	$ 10,074	$ 10,074
Federal funds sold	7,094	7,094	21,231	21,231
Securities				
Available-for-sale	38,586	38,586	45,239	45,239
Held-to-maturity	14,297	14,601	15,550	15,277
Loans, net	320,715	323,120	318,452	320,936
Interest receivable	1,469	1,469	2,179	2,179
BOLI	5,360	5,360	5,125	5,125
Financial liabilities				
Deposits	$ 368,390	$ 370,123	$ 375,772	$ 375,020
FHLB borrowings	10,000	10,518	20,000	20,250
Repurchase agreements	7,330	7,330	10,710	10,710
Capital notes	7,000	6,981	7,000	7,000
Interest payable	121	121	200	200

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-balance-sheet and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred income taxes and bank premises and equipment; a significant liability that is not considered a financial liability is accrued post-retirement benefits. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(dollars in thousands, except share and per share data)

Note 19 – Fair Value Measurements (continued)

Financial assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Financial's financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment.

Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Note 20 - Impact of Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board (FASB) issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as SFAS No. 166, "Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140," was adopted into the Accounting Standards Codification (Codification) in December 2009 through the issuance of Accounting Standards Update (ASU) 2009-16. The new standard provides guidance to improve the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. ASU 2009-16 was effective for transfers on or after January 1, 2010. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued new guidance relating to variable interest entities. The new guidance, which was issued as SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)," was adopted into the Codification in December 2009. The objective of the guidance is to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS No. 167 was effective as of January 1, 2010. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

(dollars in thousands, except share and per share data)

Note 20 - Impact of Recently Issued Accounting Standards (continued)

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements." ASU 2010-09 addresses both the interaction of the requirements of Topic 855 with the SEC's reporting requirements and the intended breadth of the reissuance disclosures provisions related to subsequent events. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective immediately. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." The new disclosure guidance significantly expands the existing requirements and lead to greater transparency into a company's exposure to credit losses from lending arrangements. The extensive new disclosures of information as of the end of a reporting period became effective for both interim and annual reporting periods ending on or after December 15, 2010. Specific disclosures regarding activity that occurred before the issuance of the ASU, such as the allowance roll forward and modification disclosures, will be required for periods beginning on or after December 15, 2010. The Company has included the required disclosures in its consolidated financial statements.

On September 15, 2010, the SEC issued Release No. 33-9142, "Internal Control Over Financial Reporting In Exchange Act Periodic Reports of Non-Accelerated Filers." This release issued a final rule adopting amendments to its rules and forms to conform them to Section 404(c) of the Sarbanes-Oxley Act of 2002 (SOX), as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act. SOX Section 404(c) provides that Section 404(b) shall not apply with respect to any audit report prepared for an issuer that is neither an accelerated filer nor a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. Release No. 33-9142 was effective September 21, 2010.

On September 17, 2010, the SEC issued Release No. 33-9144, "Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis." This interpretive release is intended to improve discussion of liquidity and capital resources in Management's Discussion and Analysis of Financial Condition and Results of Operations in order to facilitate understanding by investors of the liquidity and funding risks facing the registrant. This release was issued in conjunction with a proposed rule, "Short-Term Borrowings Disclosures," that would require public companies to disclose additional information to investors about their short-term borrowing arrangements. Release No. 33-9144 was effective on September 28, 2010.

In January 2011, the FASB issued ASU 2011-01, "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20." The amendments in this ASU temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU 2010-20 for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

Note 20 - Impact of Recently Issued Accounting Standards (continued)

The SEC has issued Final Rule No. 33-9002, "Interactive Data to Improve Financial Reporting," which requires companies to submit financial statements in XBRL (extensible business reporting language) format with their SEC filings on a phased-in schedule. Large accelerated filers and foreign large accelerated filers using U.S. GAAP were required to provide interactive data reports starting with their first quarterly report for fiscal periods ending on or after June 15, 2010. All remaining filers are required to provide interactive data reports starting with their first quarterly report for fiscal periods ending on or after June 15, 2011.

(dollars in thousands, except share and per share data)

Note 21 – Condensed Financial Statements of Parent Company

Financial information pertaining only to Bank of the James Financial Group, Inc. is as follows:

Balance Sheet

	December 31,	
	2010	**2009**
Assets		
Cash	$ 597	$ 915
Taxes receivable	236	67
Investment in subsidiaries		
Bank of the James	31,424	29,388
BOTJ Investment Group, Inc.	279	355
Total investment in subsidiaries	31,703	29,743
Total assets	$ 32,536	$ 30,725
Liabilities and stockholders' equity		
Capital notes, 6% due 4/2012	$ 7,000	$ 7,000
Other liabilities	41	-
Total liabilities	7,041	7,000
Common stock $2.14 par value	$ 7,113	$ 6,400
Additional paid-in-capital	22,742	20,765
Retained (deficit)	(3,668)	(2,938)
Accumulated other comprehensive (loss)	(692)	(502)
Total stockholders' equity	$ 25,495	$ 23,725
Total liabilities and stockholders' equity	$ 32,536	$ 30,725

(dollars in thousands, except share and per share data)

Note 21 – Condensed Financial Statements of Parent Company (continued)

Statements of Operations

	Years Ended December 31,	
	2010	2009
Income	$ -	$ -
Operating expenses		
Interest on capital notes	420	313
Legal and professional fees	77	93
Total expenses	$ (497)	$ (406)
Allocated income tax benefits	$ 169	$ 138
Income (loss) before equity in undistributed income of subsidiaries	$ (328)	$ (268)
Equity in undistributed income (loss) - Bank of the James	$ 2,224	$ (370)
Equity in undistributed (loss) - BOTJ Investment Group, Inc.	(76)	(4)
Net income (loss)	$ 1,820	$ (642)

(dollars in thousands, except share and per share data)

Note 21 – Condensed Financial Statements of Parent Company (continued)

Statements of Cash Flows

	Years Ended December 31, 2010	2009
Cash flows from operating activities		
Net income (loss)	$ 1,820	$ (642)
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Increase (decrease) in income taxes receivable	(169)	14
Increase in other liabilities	41	-
Equity in undistributed net loss (income) of Bank of the James	(2,224)	370
Equity in undistributed net loss of BOTJ Investment Group, Inc.	76	4
Net cash used in operating activities	$ (456)	$ (254)
Cash flows from investing activities		
Capital contribution to subsidiary Bank of the James	$ -	$ (6,000)
Net cash used for investing activities	$ -	$ (6,000)
Cash flows from financing activities		
Proceeds from issuance of stock under stock option plan	138	153
Proceeds from capital note issuance	-	7,000
Net cash provided by financing activities	$ 138	$ 7,153
Increase (decrease) in cash and cash equivalents	$ (318)	$ 899
Cash and cash equivalents at beginning of period	915	16
Cash and cash equivalents at end of period	$ 597	$ 915

Note 22 - -Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist readers in understanding and evaluating our financial condition and results of operations. You should read this discussion in conjunction with our financial statements and accompanying notes included elsewhere in this report. Because Bank of the James Financial Group, Inc. ("Financial") has no material operations and conducts no business other than the ownership of its operating subsidiary, Bank of the James (and its divisions and subsidiary), the discussion primarily concerns the business of the Bank. However, for ease of reading and because our financial statements are presented on a consolidated basis, references to "we," "us," or "our" refer to Financial, Bank of the James, and their divisions and subsidiaries as appropriate. The comparison of operating results for Financial between the years ended December 31, 2010 and 2009 should be read in the context of both the size and the relatively short operating history of the Bank.

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan" and similar expressions and variations thereof identify certain of such forward-looking statements which speak only as of the dates on which they were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to: economic conditions (both generally and more specifically in the markets in which we operate); competition for our customers from other providers of financial services; government legislation and regulation relating to the banking industry (which changes from time to time and over which we have no control) including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act; changes in the value of real estate securing loans made by the Bank; changes in interest rates; and material unforeseen changes in the liquidity, results of operations, or financial condition of our customers. Other risks, uncertainties and factors could cause our actual results to differ materially from those projected in any forward-looking statements we make.

Overview

Financial is a bank holding company headquartered in Lynchburg, Virginia. Our primary business is retail banking which we conduct through our wholly-owned subsidiary, Bank of the James (which we refer to as the "Bank"). We conduct three other business activities, mortgage banking through the Bank's Mortgage division (which we refer to as "Mortgage"), investment services through the Bank's Investment division (which we refer to as "Investment"), and insurance activities through BOTJ Insurance, Inc., a subsidiary of the Bank, (which we refer to as "Insurance").

The Bank is a Virginia banking corporation headquartered in Lynchburg, Virginia. The Bank was incorporated under the laws of the Commonwealth of Virginia as a state chartered bank in 1998 and began banking operations in July 1999. We began providing securities brokerage services to the public in April 2006 through Financial's BOTJ Investment Group, Inc. subsidiary. Following the restructuring described below, we provide the securities brokerage services through Investment. Investment conducts its business primarily from one office located in the City of Lynchburg. We began offering insurance and annuity products in September 2008. Insurance currently operates out of the same location as Investment.

Although we intend to increase other sources of revenue, our operating results depend primarily upon the Bank's net interest income, which is determined by the difference between (i) interest and dividend income on earning assets, which consist primarily of loans, investment securities and other investments, and (ii) interest expense on interest-bearing liabilities, which consist principally of deposits and other borrowings. The Bank's net income also is affected by its provision for loan losses, as well as the level of its noninterest income, including loan fees and service charges, and its noninterest expenses, including salaries and employee benefits, occupancy expense, data processing expenses, miscellaneous other expenses, franchise taxes, and income taxes.

As discussed in more detail below,

- For the year ended December 31, 2010, Financial had net income of $1,820,000, an increase of $2,462,000 from a net loss of $642,000, from year ended December 31, 2009;

- For the year ended December 31, 2010, the income per basic and diluted share was $0.55, as compared to a net loss of $0.20 per basic and diluted share for the year ended December 31, 2009;

- Net interest income increased to $15,201,000 for the current year from $11,329,000 for the year ended December 31, 2009;

- Noninterest income (exclusive of gains and losses on sales of securities) increased to $3,160,000 for the year ended December 31, 2010 from $2,952,000 for the year ended December 31, 2009;

- Total assets as of December 31, 2010 were $418,928,000 compared to $437,681,000 at the end of 2009, a decrease of $18,753,000 or (4.28%);

- Loans, net of unearned income and loan loss provision, increased from $318,452,000 as of December 31, 2009 to $320,715,000 as of the end of December 31, 2010, an increase of 0.71%; and

- The net interest margin increased 89 basis points to 3.94% for 2010, compared to 3.05% for 2009.

Effect of Economic Trends

The twelve months ended December 31, 2010 continue to reflect the turbulent economic conditions and continued weakness in the financial markets which have negatively impacted the liquidity and credit quality of financial institutions in the United States. Concerns regarding increased credit losses from the weakening economy have negatively affected capital and earnings of most financial institutions. Nationally, financial institutions have experienced significant declines in the value of collateral for real estate loans and heightened credit losses, which have resulted in record levels of nonperforming assets, charge-offs and foreclosures.

Although management cannot be certain, it expects weak economic conditions to persist in 2011. Financial institutions likely will continue to experience heightened credit losses and higher levels of nonperforming assets, charge-offs and foreclosures. In light of these conditions, financial institutions also face heightened levels of scrutiny from federal and state regulators. Financial institutions experienced, and are expected to continue to experience, pressure on credit costs, loan yields, deposit and other borrowing costs, liquidity, and capital.

A variety and wide scope of economic factors affect Financial's success and earnings. Although interest rate trends are one of the most important of these factors, Financial believes that interest rates cannot be predicted with a reasonable level of confidence and therefore does not attempt to do so with complicated economic models. Management believes that the best defense against wide swings in interest rate levels is to minimize vulnerability at all potential interest rate levels. Rather than concentrate on any one interest rate scenario, Financial prepares for the opposite as well, in order to safeguard margins against the unexpected.

The downward trend in short term interest rates beginning in the last quarter of 2007 was due to the actions of the Federal Open Market Committee ("FOMC") resulting from a weakening economy. The federal funds target rate set by the Federal Reserve has remained at 0.00% to 0.25% since December 2008, following a decline from 4.25% in December 2007 through a series of rate reductions. As liquidity increased as a result of open market operations and other government actions, longer-term interest rates decreased and the yield curve remains steep. Although it cannot be certain, management believes that short term interest rates will remain stable for at least the first two quarters of 2011. An increase in long-term interest rates likely would have an adverse impact on the Mortgage Division, primarily due to reduced refinancing opportunities.

The Treasury Department, the FDIC and other governmental agencies continue to enact rules and regulations to implement the EESA, TARP, the Financial Stability Plan, the Recovery Act and related economic recovery programs, many of which contain limitations on the ability of financial institutions to take certain actions or to engage in certain activities if the financial institution is a participant in the TARP capital purchase program or related programs. Future regulations, or enforcement of the terms of programs already in place, may require financial institutions to raise additional capital and result in the conversion of preferred equity issued under TARP or other programs to common equity. There can be no assurance as to the actual impact of these programs or any other governmental program on the financial markets.

Stock Dividends

On May 19, 2010, Financial declared a 10% stock dividend, which was paid on July 23, 2010 to shareholders of record on June 21, 2010. On May 19, 2009, Financial declared a 5% stock dividend, which was paid on July 21, 2009 to shareholders of record on June 16, 2009. Except as otherwise described in this report, all share amounts and dollar amounts per share in this report with regard to the common stock have been adjusted to reflect these and all prior stock dividends.

Critical Accounting Policies

Financial's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Bank uses historical loss factors as one factor in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors that the Bank uses in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of Financial's transactions would be the same, the timing of events that would impact the transactions could change.

The allowance for loan losses is management's estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) ASC 450, Contingencies, which requires that losses be accrued when they are probable of occurring and are reasonably estimable and (ii) ASC 310, Impairment of a Loan, which requires that losses on impaired loans be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 – "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Interagency Policy Statement on the Allowance for Loan and Lease Losses" (the "FFIEC Policy Statement"). See "Management Discussion and Analysis Results of Operations – Allowance for Loan Losses and Loan Loss Reserve" below for further discussion of the allowance for loan losses.

Because Financial has a relatively short operating history, historical trends alone do not provide sufficient information to judge the adequacy of the allowance for loan losses. Therefore, management considers industry trends, peer comparisons, as well as individual classified impaired loans, in addition to historical experience to evaluate the allowance for loan losses. Our method for determining the allowance for loan losses is discussed more fully under "Provision and Allowance for Loan Losses for the Bank" below.

RESULTS OF OPERATIONS

December 31, 2010 compared to year ended December 31, 2009

Net Income

The net income for Financial for the year ended December 31, 2010 was $1,820,000 or $0.55 per basic and diluted share compared with net loss of $642,000 or ($0.20) per basic and diluted share for the year ended December 31, 2009. Note 11 of the Audited Financial Statements provides additional information with respect to the calculation of Financial's earnings per share.

The increase of $2,462,000 in 2010 net income compared to 2009 was due in large part the following: i) a decrease in interest expense of $2,864,000; ii) additional interest earned as a result of a slight increase in the size of the loan portfolio, our primary method of investment; and iii) a slight increase in noninterest income (exclusive of gains and losses on sales of securities). In addition, our earnings were negatively impacted by i) an increase in personnel expenses, ii) occupancy expenses, and iii) an increase in outside expenses. The net loss in 2009 was caused in large part due to a high level of noncash charges taken to increase the allowance for loan loss reserve resulting from management's increased effort to identify potential impairment within the loan portfolio and to provide for the impairment accordingly within the reserve. As discussed in more detail below, we charged off $1,899,000 in nonperforming loans during the year ended December 31, 2010 as compared with $2,797,000 in 2009. The amount of the provision to the loan loss reserve was $2,783,000 in the year ended December 31, 2010 as compared to $4,151,000 in 2009.

These operating results represent a return on average shareholders' equity of 7.27% for the year ended December 31, 2010 compared to (2.60%) for the year ended December 31, 2009. The return on average assets for the year ended December 31, 2010 was 0.44% compared to (0.16%) in 2009.

Net Interest Income

The fundamental source of Financial's earnings, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. The significant categories of earning assets are loans, federal funds sold, and investment securities, while deposits, fed funds purchased, and other borrowings represent interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operation.

Interest income increased to $21,589,000 for the year ended December 31, 2010 from $20,581,000 for the year ended December 31, 2009. This increase was due to an increase in the average balance of interest earning assets, including loans and investment securities.

Interest expense decreased to $6,388,000 for the year ended December 31, 2010 from $9,252,000 primarily as a result of the decrease in rates paid on deposit accounts, as discussed more fully below.

Net interest income for 2010 increased $3,872,000 to $15,201,000 or 34.18% from net interest income of $11,329,000 in 2009. The growth in net interest income was due in large part to a decrease in our interest expense of $2,864,000 from $9,252,000 for the year ended December 31, 2009 to $6,388,000 for the year ended December 31, 2010. This decrease in interest expense was primarily due to reductions in the interest rate paid on time deposits and savings accounts, specifically the 2010 Savings account. In 2008 and 2009, we increased the interest rates paid on deposits, including time deposits, in response to competition for deposits in our market area. In February 2008, the Bank began offering a savings product called "2010 Savings Account." Prior to February 28, 2010, the 2010 Savings account paid a guaranteed minimum 3.00% APY. Effective March 1, 2010, the Bank reduced the yield on the 2010 Savings account to 1.25% APY and effective November 2010 further reduced the yield to 1.00.% APY. In addition, the average interest rate paid on time deposits decreased by 80 basis points during 2010 as compared to 2009.

The net interest margin increased to 3.94% in 2010 from 3.05% in 2010. The average rate on earning assets increased 6 basis points from 5.54% in 2009 to 5.60% in 2010 and the average rate on interest-bearing liabilities decreased from 2.77% in 2009 to 1.85% in 2010. Although management cannot predict with certainty future interest rate decisions by the FOMC, management believes that the rates being offered on both loans and deposits can be adjusted to maintain an acceptable spread between the average rate the Bank receives on assets and the average rate that the Bank pays on liabilities.

The following table shows the average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related revenue, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Net Interest Margin Analysis
Average Balance Sheets
For the Twelve Months Ended December 31, 2010 and 2009
(*dollars in thousands*)

	2010			2009		
	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid
ASSETS						
Loans, including fees	$326,442	$19,710	6.04%	$303,693	$18,434	6.07%
Federal funds sold	9,707	24	0.25%	15,446	32	0.21%
Securities	47,091	1,808	3.84%	50,047	2,073	4.14%
Federal agency equities	2,174	47	2.16%	2,124	42	1.98%
CBB equity	116	-	0.00%	116	-	0.00%
Total earning assets	385,530	21,589	5.60%	371,426	20,581	5.54%
Allowance for loan losses	(4,683)			(3,580)		
Non-earning assets	35,482			31,998		
Total assets	$416,329			$399,844		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Deposits						
Demand interest bearing	$54,517	$554	1.01%	$45,473	$513	1.13%
Savings	179,998	2,751	1.53%	152,331	4,333	2.84%
Time deposits	84,319	2,221	2.63%	96,928	3,320	3.43%
Total interest bearing deposits	318,834	5,526	1.73%	294,732	8,166	2.77%
Other borrowed funds						
Fed funds purchased	236	2	0.85%	-	-	-
Repurchase agreements	8,756	116	1.32%	12,604	195	1.54%
Other borrowings	10,959	324	2.96%	20,285	578	2.85%
Capital Notes	7,000	420	6.00%	6,918	313	4.52%
Total interest-bearing liabilities	345,785	6,388	1.85%	334,539	9,252	2.77%
Noninterest bearing deposits	45,293			40,319		
Other liabilities	214			324		
Total liabilities	391,292			375,182		
Stockholders' equity	25,037			24,662		
Total liabilities and Stockholders' equity	$416,329			$399,844		
Net interest earnings		$15,201			$11,329	
Net interest margin			3.94%			3.05%
Interest spread			3.75%			2.77%

Interest income and expenses are affected by fluctuations in interest rates, by changes in the volume of earning assets and interest bearing liabilities, and by the interaction of rate and volume factors. The following table shows the direct causes of the year-to-year changes in components of net interest income on a taxable equivalent basis.

Volume and Rate
(dollars in thousands)
Years Ending December 31,

	2010			**2009**		
	Volume Effect	**Rate Effect**	**Change in Income/ Expense**	**Volume Effect**	**Rate Effect**	**Change in Income/ Expense**
Loans	$ 1,366	$ (90)	$ 1,276	$ 3,100	$ (1,322)	$ 1,778
Federal funds sold	(16)	8	(8)	14	(1)	13
Securities	(119)	(146)	(265)	456	(229)	227
Restricted stock	1	4	5	21	(51)	(31)
Total earning assets	1,232	(224)	1,008	3,591	(1,603)	1,987
Liabilities:						
Demand interest bearing	86	(45)	41	127	(243)	(117)
Savings	1,027	(2,609)	(1,582)	3,068	115	3,183
Time deposits	(393)	(706)	(1,099)	(1,001)	(982)	(1,983)
Fed funds purchased	2	-	2	(51)	(48)	(99)
Capital notes	107	-	107	313	-	313
FHLB borrowings	(277)	23	(254)	97	4	101
Repurchase agreements	(54)	(25)	(79)	(33)	(132)	(164)
Total interest-bearing liabilities	$ 498	$(3,362)	$ (2,864)	$ 2,521	$ (1,287)	$ 1,234
Change in net interest income	$ 734	$3,138	$ 3,872	$ 1,070	$ (316)	$ 753

Noninterest Income of Financial

Noninterest income has been and will continue to be an important factor for increasing our profitability. We recognize this and our management continues to review and consider areas where noninterest income can be increased. Noninterest income (excluding securities gains and losses) consists primarily of fees and charges on transactional deposit accounts, mortgage loan origination fees, distributions from a title insurance agency in which we have an ownership interest, and fees generated by the investment services of Investment.

The Bank, through the Mortgage division originates both conforming and non-conforming consumer residential mortgage loans primarily in the Region 2000 area. As part of the Bank's overall risk management strategy, all of the loans originated and closed by the Mortgage division are presold to mortgage banking or other financial institutions. The Mortgage division assumes no credit or interest rate risk on these mortgages.

During 2010, despite the fact the overall mortgage loan market was suppressed as a result of declining real estate values and a difficult credit market, mortgage loan origination remained relatively steady and the Mortgage Division improved its market share. The Mortgage Division originated 374 mortgage loans, totaling $75,582,000 in 2010 as compared with 463 mortgage loans, totaling $79,776,000 during the year ended December 31, 2009. In 2010, the Mortgage Division faced a declining real estate market and loans for new home purchase comprised 31% of the total volume. Refinancing increased significantly in response to continued historical low interest rates. For the year ended December 31, 2010, the Mortgage Division accounted for 6.03% of Financial's total revenue as compared with 5.80% of Financial's total revenue for the year ended December 31, 2009. Mortgage contributed $263,000 and $195,000 to Financial's pre-tax net income in 2010 and 2009, respectively. Management anticipates that residential mortgage rates may increase slightly during 2011 but nevertheless will remain low by historical standards for the remainder of 2011.

Management expects that low rates coupled with the Mortgage Division's reputation in Region 2000 will allow us to continue to grow revenue at the Mortgage Division. In addition, loan origination in 2010 was hurt by the expiration in April, 2010 of a temporary tax credit available to qualified first-time home buyers. In addition, the Mortgage Division provides opportunities to establish many new banking relationships by providing more bank services and products to new customers.

Our Investment division provides brokerage services through an agreement with a third-party broker-dealer. Pursuant to this arrangement, the third party broker-dealer operates a service center adjacent to one of the branches of the Bank. The center is staffed by dual employees of the Bank and the broker-dealer. Investment receives commissions on transactions generated and in some cases ongoing management fees such as mutual fund 12b-1 fees. The Investment division's financial impact on our consolidated revenue has been immaterial. Although management cannot predict the financial impact of Investment with certainty, management anticipates it will continue to be an immaterial component of revenue in 2011. Prior to February, 2010, we provided investment services through a networking arrangement between Financial's wholly-owned subsidiary BOTJ Investment Group, Inc. ("BOTJIG") and CB Securities, LLC., a registered broker-dealer. In January, 2010, BOTJIG and Financial determined that it would terminate its relationship with CB Securities' successor-in-interest, Waterford Securities. In anticipation of terminating this relationship and entering into a networking agreement with Infinex Financial Group, LLC, BOTJIG sold its operations to the Bank, which entered into the agreement with Infinex.

In the third quarter of 2008, we began providing insurance and annuity products to Bank customers and others, through the Bank's Insurance subsidiary. The Bank has one full-time and one part-time employee that are dedicated to selling insurance products through Insurance. Insurance generates minimal revenue and its financial impact on our consolidated revenue has been immaterial. Management anticipates that Insurance's impact on noninterest income will remain immaterial in 2011.

Noninterest income, exclusive of gains and losses on sale of securities, increased to $3,160,000 in 2010 from $2,952,000 in 2009. Inclusive of gains and losses on sale of securities, noninterest income increased to $3,511,000 in 2010 from $2,958,000 in 2009. The following table summarizes our noninterest income for the periods indicated.

	Noninterest Income (dollars in thousands) December 31,	
	2010	2009
Mortgage fee income	$ 1,515	$ 1,357
Service charges, fees and commissions	1,344	1,421
Increase in cash value of life insurance	234	125
Other	67	49
Gain on sale of available-for-sale securities	358	6
Total noninterest income	$ 3,518	$ 2,958

The increase in noninterest income for 2010 as compared to 2009 was due to i) an increase in fees produced by Mortgage; ii) an increase in the cash value of the bank owned life insurance policies discussed in "*Cash surrender value of bank owned life insurance*" below; iii) and an increase debit card program fees. Management recognizes that current legislation may reduce debit card program fees in 2011 and beyond.

Noninterest Expense of Financial

Noninterest expenses increased from $11,473,000 for the year ended December 31, 2009 to $13,503,000 for the year ended December 31, 2010. The following table summarizes our noninterest expense for the periods indicated.

	Noninterest Expense (dollars in thousands) December 31,	
	2010	**2009**
Salaries and employee benefits	$6,686	$ 5,461
Occupancy	1,022	886
Equipment	1,100	1,047
Supplies	373	374
Professional, data processing and other outside expenses	1,690	1,424
Marketing	274	290
Credit expense	323	351
Loss on sale and/or writedown of other real estate owned	185	38
Amortization of tax credit investment	196	196
FDIC insurance expense	902	805
Other	751	601
Total noninterest expense	$ 13,502	$ 11,473

The increase in noninterest expense was due in large part to an increase in personnel expenses related to growth of our newer branches and regulatory compliance. Our total personnel expense, net of fees collected from borrowers to cover direct salary costs incurred in originating certain loans (in accordance with current accounting rules), increased to $6,686,000 for the year ended December 31, 2010, from $5,461,000 for the twelve months ended December 31, 2009. Compensation for some employees of the Mortgage Division and Investment is commission-based and therefore subject to fluctuation. Because of increased volume of business at Mortgage, commission compensation and the corresponding employee benefits increased in 2010. The Bank's occupancy expense also increased in large part due to an increase in rent at two of our locations. Our data processing expense also increased because of an increase in the number of customers and accounts increased.

The efficiency ratio, that is the cost of producing each dollar of revenue, is determined by dividing noninterest expense by the sum of net interest income plus noninterest income. Because of an increase in net interest income, Financial's efficiency ratio improved from 80.30% in 2009 to 72.13% in 2010. Management intends that additional interest earning assets will help further lower the efficiency ratio.

Income Tax Expense

For the year ended December 31, 2010, Financial had a federal income tax expense of $614,000, for an effective tax rate of 25.23%, as compared to a Federal income tax benefit of $695,000 in 2009. The effective tax rate differed from the federal statutory rate principally as a result of tax exempt income from obligations of states and political subdivisions and earnings on bank owned life insurance as well as the impact of tax credits. Note 10 of the Audited Financial Statements provides additional information with respect to our 2010 federal income tax expense and the deferred tax accounts.

Analysis of Financial Condition

As of December 31, 2010 and December 31, 2009

General

Our total assets were $418,928,000 at December 31, 2010, a decrease of $18,753,000 or 4.28% from $437,681,000 at December 31, 2009, primarily due to a decrease in securities available-for-sale and a decrease in cash and cash equivalents. The Bank used these funds to pay down the Federal Home Loan Bank of Atlanta advances from $20,000,000 to $10,000,000 and to fund the withdrawal of deposits. The decrease in the balance of securities available-for-sale and cash and cash equivalents was offset in part by a slight increase in loans. Specifically, deposits decreased from $375,772,000 on December 31, 2009 to $368,390,000 on December 31, 2010. Loans, net of unearned income and allowance, increased to $320,715,000 on December 31, 2010 from $318,452,000 on December 31, 2009.

Loans

Our loan portfolio is the largest and most profitable component of our earning assets. The Bank has comprehensive policies and procedures which cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrower's ability to repay. Management's goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

The Bank's loan portfolio consists of commercial short-term lines of credit, term loans, mortgage financing and construction loans that are used by the borrower to build or develop real estate properties, and consumer loans. The consumer portfolio includes residential real estate mortgages, home equity lines and installment loans.

Loans, net of unearned income and allowance, increased to $320,715,000 on December 31, 2010 from $318,452,000 on December 31, 2009. Total loans increased to $326,182,000 on December 31, 2010 from $322,740,000 on December 31, 2009. These increases can be attributed in part to an interest rate environment that made borrowing attractive to the Bank's customers, the Bank's increased presence in the market, and the Bank's reputation for service. The minimal increase in both loans, net of unearned income and allowance and total loans was due in large part to a smaller number of qualified borrowers. Management expects that the number of qualified borrowers will remain limited until the economy further improves.

As of December 31, 2010, the Bank had $8,366,000, or 2.56% of its total loans, in non-accrual loans compared with $5,687,000, or 1.76%, at December 31, 2009. This increase is due primarily to continued difficulties in the commercial real estate market which has resulted in the inability of certain borrowers to make payments in accordance with the terms of the loan. The Bank attempts to work with borrowers on a case-by-case basis to in an attempt to protect the Bank's interest. However, despite our commitment, resolution across the portfolio is dependent on improvements in employment, housing, and overall economic conditions at the local, regional and national levels. See "Asset Quality" below.

The following table summarizes the composition of the Bank's loan portfolio for the periods indicated by dollar amount:

Loan Portfolio
(*dollars in thousands*)

	December 31,				
	2010	2009	2008	2007	2006
Commercial	$ 62,786	$ 60,045	$ 51,675	$ 42,078	$ 35,267
Commercial real estate	143,428	141,530	121,800	99,181	83,127
Consumer	68,289	67,744	58,300	47,473	39,789
Residential	51,679	53,421	45,974	37,436	31,377
Total loans	326,182	322,740	277,749	226,168	189,560
Less allowance for loan losses	5,467	4,288	2,859	2,146	2,091
Net loans	$320,715	$318,452	$274,890	$224,022	$187,469

The following table sets forth the maturities of the loan portfolio at December 31, 2010.

Remaining Maturities of Selected Loans
(dollars in thousands)
At December 31, 2010

	Less than One Year	One to Five Years	Greater than Five Years	Total
Commercial	$14,791	$8,506	$39,489	$62,786
Commercial real estate	33,789	19,432	90,208	143,429
Consumer	16,087	9,252	42,950	68,289
Residential	12,174	7,001	32,503	51,678
Total	$76,841	$44,191	$205,150	$326,182
For maturities over one year:				
Fixed Rates	$112,228	45.01%		
Variable Rates	137,113	54.99%		
Total	$249,341			

Deposits

We experienced a decrease in deposits from $375,772,000 at December 31, 2009 to $368,390,000 at December 31, 2010, for a decrease of 1.96%. Noninterest-bearing deposits increased $2,160,000 or 5.13% from $42,112,000 at December 31, 2009 to $44,272,000 at December 31, 2010. Interest-bearing deposits decreased $9,542,000 from $333,660,000 at December 31, 2009 to $324,118,000 at December 31, 2010. This 2.86% decrease in interest bearing deposits was anticipated by management and largely resulted from the Bank's decision to stop paying above-market interest rates on its 2010 Savings Account. Additionally, the Bank's effort to decrease non-FDIC insured sweep accounts (repurchase agreements) resulted in a decreased balance in these accounts to $7,330,000 on December 31, 2010 from $10,710,000 on December 31, 2009.

The following table sets forth the average deposit balance and the rates paid on deposits for the years indicated:

Average Deposits and Rates Paid
(dollars in thousands)
Year Ended December 31,

	2010		2009		2008	
	Amount	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Noninterest- bearing deposits	$ 45,293		$ 40,319		$ 35,235	
Interest -bearing deposits						
Interest checking	$ 21,324	0.75%	$ 17,877	0.72%	$ 12,709	1.06%
Money market	33,193	1.20%	27,321	1.40%	26,368	1.88%
Savings	179,998	1.52%	152,606	2.84%	44,065	2.60%
Time deposits						
Less than $100,000	51,930	2.61%	64,424	3.37%	82,188	4.28%
Greater than $100,000	32,389	2.67%	32,504	3.54%	40,496	4.41%
Total interest-bearing deposits	$ 318,834	1.73%	$ 294,732	2.77%	$ 205,826	3.44%
Total deposits	$ 364,127		$ 335,051		$ 241,061	

The following table includes a summary of average deposits and average rates paid and maturities of CDs greater than $100,000.

Maturities of CD's Greater than $ 100,000
(dollars in thousands)

	Less than Three Months	Three to Six Months	Six to Twelve Months	Greater than One Year	Total
At December 31, 2010	$ 3,075	$ 3,213	$ 6,317	$ 17,966	$ 30,571

Cash and Cash Equivalents

Cash and cash equivalents decreased from $31,305,000 on December 31, 2009 to $18,759,000 on December 31, 2010. This decrease was due primarily to a decrease in Federal funds sold to accommodate these withdrawals as well as to pay down the Federal Home Loan Bank of Atlanta borrowings. Federal funds sold decreased from $21,231,000 on December 31, 2009 to $7,094,000 on December 31, 2010. In addition, routine fluctuations in deposits, including fluctuations in transactional accounts and professional settlement accounts, contribute to variations in cash and cash equivalents.

Investment Securities

The investment securities portfolio of the Bank is used as a source of income and liquidity.

The following table summarizes the fair value of the Bank's securities portfolio for the periods indicated:

	Securities Portfolio *(dollars in thousands)* **December 31,**		
	2010	**2009**	**2008**
Held-to-maturity			
U.S. agency obligations	$ 14,601	$ 15,277	$ 6,039
Available-for-sale			
U.S. agency obligations	14,341	38,442	7,237
Mortgage - backed securities	17,762	213	5,030
Municipals	5,465	3,622	694
Corporates	1,018	2,962	3,175
Total available-for-sale	$ 38,586	$ 45,239	$ 16,136

Deposited funds are generally invested in overnight vehicles, including Federal funds sold, until approved loans are funded. The decision to purchase investment securities is based on several factors or a combination thereof, including:

a) The fact that yields on acceptably rated investment securities (S&P "A" rated or better) are significantly better than the overnight Federal funds rate;

b) Whether demand for loan funding exceeds the rate at which deposits are growing, which leads to higher or lower levels of surplus cash;

c) Management's target of maintaining a minimum of 6% of the Bank's total assets in a combination of Federal funds sold and investment securities (aggregate of available–for-sale and held-to-maturity portfolios); and

d) Whether the maturity or call schedule meets management's asset/liability plan.

Available-for-sale securities (as opposed to held-to-maturity securities) may be liquidated at any time as funds are needed to fund loans. Liquidation of securities may result in a net loss or net gain depending on current bond yields available in the primary and secondary markets and the shape of the U.S. Treasury yield curve. Management is cognizant of its credit standards policy and does not feel pressure to maintain loan growth at the same levels as deposit growth and thus sacrifice credit quality in order to avoid security purchases.

Management has made the decision to maintain a significant portion of its available funds in liquid assets so that funds are available to fund future growth of the loan portfolio. Management believes that this strategy will allow us to maximize interest margins while maintaining appropriate levels of liquidity.

Securities held-to-maturity decreased from $15,550,000 as of December 31, 2009 to $14,297,000 as of December 31, 2010. The decision to invest in securities held-to-maturity is based on the same factors as the decision to invest in securities available-for-sale except that management invests surplus funds in securities held-to-maturity only after concluding that such funds will not be necessary for liquidity purposes during the term of such security. However, the held-to-maturity securities may be pledged for such purposes as short term borrowings and as collateral for public deposits.

The portfolio of securities available-for-sale decreased to $38,586,000 as of December 31, 2010 from $45,239,000 as of December 31, 2009. During 2010, the Bank sold available-for-sale securities to obtain liquidity in anticipation of funding a runoff in deposits resulting from a decrease in the rate paid on the 2010 Savings Accounts.

The following table shows the maturities of held-to-maturity and available-for-sale securities at amortized cost and market value at December 31, 2010 and December 31, 2009 and approximate weighted average yields of such securities. Yields on state and political subdivision securities are not shown on a tax equivalent basis. Financial attempts to maintain diversity in its portfolio and maintain credit quality and repricing terms that are consistent with its asset/liability management and investment practices and policies. For further information on Financial's securities, see Note 4 to the consolidated financial statements included in Item 8 of this Form 10-K.

Securities Portfolio Maturity Distribution / Yield Analysis
(dollars in thousands)
At December 31, 2010

	Less than One Year	**One to Five Years**	**Five to Ten Years**	**Greater than Ten Years and Other Securities**	**Total**
Held-to-maturity					
U.S. agency					
Amortized cost	$ -	$ -	$ 2,083	$ 12,214	$ 14,297
Market value	$ -	$ -	$ 2,191	$ 12,410	$ 14,601
Weighted average yield			4.00%	3.41%	
Available-for-sale securities					
U.S. agency					
Amortized cost	$ -	$ 1,993	$ 3,000	$ 9,765	$ 14,758
Market value	$ -	$ 1,929	$ 2,910	$ 9,502	$ 14,341
Weighted average yield		1.58%	2.20%	3.61%	
Mortgage Backed Securities					
Amortized cost	$ -	$ -	$ 1,010	$ 17,047	$ 18,057
Market value	$ -	$ -	$ 1,011	$ 16,751	$ 17,762
Weighted average yield			2.76%	3.17%	
Municipals					
Amortized cost	$ -	$ -	$ 919	$ 4,868	$ 5,787
Market value	$ -	$ -	$ 921	$ 4,545	$ 5,466
Weighted average yield			4.81%	5.45%	

	Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years and Other Securities	Total
Corporate					
Amortized cost	$ -	$ -	$ -	$ 1,033	$ 1,033
Market value	$ -	$ -	$ -	$ 1,017	$ 1,017
Weighted average yield				7.38%	
Total portfolio					
Amortized cost	$ -	$ 1,993	$ 7,012	$ 44,927	$ 53,932
Market value	$ -	$ 1,929	$ 7,033	$ 44,225	$ 53,187
Weighted average yield		1.58%	3.16%	3.68%	

Securities Portfolio Maturity Distribution / Yield Analysis
(dollars in thousands)
At December 31, 2009

	Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years and Other Securities	Total
Held-to-maturity					
U.S. agency					
Amortized cost	$ -	$ -	$ 2,092	$ 13,458	$ 15,550
Market value	$ -	$ -	$ 2,091	$ 13,186	$ 15,277
Weighted average yield			4.00%	3.60%	
Available-for-sale securities					
U.S. agency					
Amortized cost	$ -	$ 1,008	$ 12,418	$ 25,532	$ 38,958
Market value	$ -	$ 1,000	$ 12,231	$ 25,211	$ 38,442
Weighted average yield		2.16%	3.07%	3.80%	
Mortgage Backed Securities					
Amortized cost	$ -	$ 207	$ -	$13	$ 220
Market value	$ -	$ 200	$ -	$13	$ 213
Weighted average yield		3.73%		5.83%	
Municipals					
Amortized cost	$ -	$ -	$ 479	$ 3,343	$3,822
Market value	$ -	$ -	$ 490	$ 3,132	$3,622
Weighted average yield			5.60%	5.71%	
Corporate					
Amortized cost	$ -	$ -	$1,965	$ 1,034	$2,999
Market value	$ -	$ -	$1,964	$998	$2,962
Weighted average yield			5.62%	7.38%	

Total portfolio					
Amortized cost	$ -	$ 1,215	$16,955	$ 43,380	$61,549
Market value	$ -	$ 1,200	$16,776	$ 42,540	$60,516
Weighted average yield		2.43%	3.55%	3.96%	

Cash surrender value of bank owned life insurance

On July 1, 2009, the Company funded bank owned life insurance (BOLI) for a chosen group of its officers, where the Company is the owner and sole beneficiary of the policies. As of December 31, 2010, the BOLI had a cash surrender value of $5,360,000, an increase of $235,000 from the cash surrender value of $5,125,000 as of December 31, 2009. Increases in the cash surrender value are recorded as components of noninterest income. The BOLI is profitable from the appreciation of the cash surrender values of the pool of insurance and its tax-free advantage to the Company. This profitability is used to offset a portion of current and future employee benefit costs. The BOLI can be liquidated if necessary with associated tax costs. However, the Company intends to hold this pool of insurance, because it provides income that enhances the Company's capital position. Therefore, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Liquidity

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities.

The liquidity of Financial depends primarily on Financial's current assets, available credit, and the dividends paid to it by the Bank. Payment of cash dividends by the Bank is limited by regulations of the Federal Reserve Board and is tied to the regulatory capital requirements. Although Financial's liquidity is limited, management believes that Financial has sufficient liquidity to meet its current obligations.

The objective of liquidity management for the Bank is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. Liquidity management involves monitoring the Bank's sources and uses of funds in order to meet the day-to-day cash flow requirements while maximizing profits. Stable core deposits and a strong capital position are the components of a solid foundation for the Bank's liquidity position. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of securities held-to-maturity is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

Funding sources for the Bank primarily include paid-in capital and customer-based deposits but also include borrowed funds and cash flow from operations. The Bank has in place several agreements that will provide alternative sources of funding, including, but not limited to, lines of credit, sale of investment securities, purchase of federal funds, advances through the Federal Home Loan Bank of Atlanta ("FHLBA") and correspondents, and brokered certificate of deposit arrangements. Management believes that the Bank has the ability to meet its liquidity needs.

At December 31, 2010, liquid assets, which include cash, interest-bearing and noninterest-bearing deposits with banks, federal funds sold, and securities available-for-sale totaled $57,345,000 on December 31, 2010 as compared to $76,544,000 at December 31, 2009. Investment securities traditionally provide a secondary source of liquidity since they can be converted into cash in a timely manner. However, approximately $19,000,000 of these securities are pledged against outstanding debt or lines of credit. Therefore, the related debt would need to be repaid prior to the securities being sold in order for these securities to be converted to cash.

The following table sets forth non-deposit sources of funding:

Funding Sources
(*dollars in thousands*)

	December 31, 2010		
Source	**Capacity**	**Outstanding**	**Available**
Fed funds purchased lines (unsecured)	$ 14,000	$ -	$ 14,000
Repurchase agreements	13,000	7,330	5,670
Borrowings from FHLB Atlanta	83,140	10,000	73,140
Revolving parent company line of credit	1,500	-	1,500
Total	$ 111,640	$ 17,330	$ 94,310

At the end of 2010, approximately 23.56%, or $76,841,000 of the loan portfolio would mature or reprice within a one-year period. At December 31, 2010 non-deposit sources of available funds totaled $94,310, which included $73,140 available from the FHLBA.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profiles of financial institutions. The guidelines define capital as Tier 1 (primarily common stockholders' equity, defined to include certain debt obligations) and Tier 2 (remaining capital generally consisting of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses). The Bank's regulatory capital levels exceed those established for well-capitalized institutions. The following table (along with Note 15 of the Audited Financial Statements) shows the minimum capital requirements and the Bank's capital position as of December 31, 2010 and 2009.

Analysis of Capital for Bank of the James (Bank only)
(dollars in thousands)

	December 31, 2010	December 31, 2009
Tier 1 Capital:		
Common Stock	$ 3,742	$ 3,742
Additional paid in capital	19,325	19,323
Retained earnings	9,049	6,825
Total Tier 1 Capital	$ 32,116	$ 29,890
Tier 2 Capital:		
Allowable portion of allowance for loan losses	3,989	4,036
Total Tier 2 Capital	$ 3,989	$ 4,036
Total risk-based capital	$ 36,105	$ 33,926
Risk weighted assets	$ 317,606	$ 322,662
Average total assets	$ 423,349	$ 434,110

	December 31,		Regulatory Minimums	
	2010	2009	Capital Adequacy	Well Capitalized
Capital Ratios				
Tier 1 capital to average total assets	7.59%	6.89%	4.00%	5.00%
Tier 1 risk-based capital ratio	10.11%	9.26%	4.00%	6.00%
Total risk-based capital ratio	11.37%	10.51%	8.00%	10.00%

The Bank, as predecessor to Financial, was initially capitalized through a public offering of its common stock, $4.00 (split adjusted to $2.14) par value per share ("Common Stock"), at $10.00 per share, which concluded in February, 1999 and resulted in a capitalization of the Bank of $9,356,300. On December 22, 2006, Financial completed a follow-on offering pursuant to which it raised $5,147,000 (net of costs and expenses of $106,000). In 2009, Financial completed a private placement of unregistered debt securities pursuant to which it issued notes to accredited investors in an amount of $7,000,000. The debt issued pursuant to this offering bears interest at the rate of 6% per year with interest payable quarterly in arrears. The first interest payment was due and paid on July 1, 2009. No principal payments are due until the debt matures on April 1, 2012 (the "Maturity Date"). On the Maturity Date the principal and all accrued but unpaid interest on the debt will be due and payable. Financial used $6,000,000 of the proceeds to provide additional capital to the Bank. Financial retained $1,000,000 which it has used to service interest payments on the debt. As a result of these offerings and funds generated from operations, Financial currently has sufficient liquidity and capital with which to operate.

The capital ratios set forth in above tables state the capital position and analysis for the Bank only. Because total assets on a consolidated basis are less than $500,000,000, Financial is not subject to the consolidated capital requirements imposed by the Bank Holding Company Act. Consequently, Financial does not calculate its financial ratios on a consolidated basis. If calculated, the capital ratios for the Company on a consolidated basis would no longer be comparable to the capital ratios of the Bank because the proceeds of the private placement do not qualify as equity capital on a consolidated basis.

In December 2010, the Basel Committee on Banking Supervision (the "Basel Committee") released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III". Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Basel III will be initially phased in on January 1, 2013 and fully phased in on January 1, 2019. The U.S. banking agencies have indicated informally that they expect to propose regulations implementing Basel III in mid-2011 with final adoption of implementing regulations in mid-2012.

In addition to Basel III, Dodd-Frank requires or permits the U.S. banking agencies to adopt regulations affecting banking institutions' capital requirements in a number of respects, including potentially more stringent capital requirements for systemically important financial institutions. Accordingly, the regulations ultimately applicable to the Company may be substantially different from the Basel III final framework as published in December 2010. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact the Company's net income and return on equity.

Stockholder's Equity

Stockholders' equity increased by $1,770,000 from $23,725,000 on December 31, 2009 to $25,495,000 on December 31, 2010 because of the net income of $1,820,000, less adjustment for other comprehensive income, in the year ended December 31, 2010.

ASSET QUALITY

We perform monthly reviews of all delinquent loans and loan officers are charged with working with customers to resolve potential payment issues. We generally classify a loan as nonaccrual when it is deemed uncollectible or when the borrower is 90 days or more past due. We generally restore a loan if i) a borrower is no longer 90 days past due on the loan and the borrower has demonstrated the capacity to repay the loan for six consecutive months or ii) the loan committee of the Board of Directors determines that a borrower has the capacity to repay the loan.

During 2010, the quality of certain classes of our assets declined. Specifically, as a result of the economic downturn, commercial development loans and residential speculative housing construction loans were impacted by a decline in the value of the collateral supporting those loans. Although asset quality declined in 2010, management believes that it has been proactive in quantifying and mitigating the risk. Non-accrual loans increased to $8,366,000 on December 31, 2010 from $5,687,000 on December 31, 2009. Management has provided for the anticipated losses on these loans in the loan loss reserve.

We also classify other real estate owned (OREO) as a nonperforming asset. OREO, which is accounted for in the "other assets" section of the Statement of Financial Condition, represents real property owned by the Bank either through purchase at foreclosure or received from the borrower through a deed in lieu of foreclosure. OREO increased to $3,440,000 on December 31, 2010 from $666,000 on December 31, 2009. The following table represents the changes in OREO balance in 2010 and 2009.

OREO Changes
(*Dollars in Thousands*)

	Year Ended December 31,	
	2010	**2009**
Balance at the beginning of the year (gross)	$ 666	$ 82
Transfers from Loans	2,509	704
Transfer from premises and equipment	1,031	-
Capitalized Costs	31	40
Charge-Offs	(132)	-
Sales Proceeds	(612)	132
Gain (loss) on disposition	(53)	28
Balance at the end of the year (gross)	$ 3,440	$ 666
Less valuation allowance	-	-
Balance at the end of the year (net)	$ 3,440	$ 666

We also classify troubled debt restructurings (TDRs) as nonperforming assets. As discussed above, we measure impaired loans based on the present value of expected future cash flows discounted at the effective interest rate of the loan or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. We maintain a valuation allowance to the extent that the measure of the impaired loan is less than the recorded investment. TDRs occur when we agree to significantly modify the original terms of a loan by granting a concession due to the deterioration in the financial condition of the borrower. TDRs are considered impaired loans. These concessions typically are made for loss mitigation purposes and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Troubled debt restructurings increased to $4,987,000 on December 31, 2010 from $741,000 on December 31, 2009.

The following table sets forth the outstanding of the Bank's TDRs as of December 31, 2010 and 2009.

Troubled Debt Restructurings
(*Dollars in Thousands*)

	December 31,	
	2010	**2009**
Number of TDR contracts	6	4
Accruing TDRs	$4,987	$ 916

The Bank had no nonaccrual TDRs at December 31, 2010 or December 31, 2009.

The amount allocated during the year to the provision for loan losses represents management's analysis of the existing loan portfolio and credit risks. Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb the estimated losses inherent in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, loan performance measures, historical trends and specific conditions of the individual borrower.

In performing its loan loss analysis, the Bank assigns a risk rating to each commercial loan in the Bank's portfolio.

The Bank's allowance for loan losses increased 27.50% from $4,288,000 on December 31, 2009 to $5,467,000 on December 31, 2010. This increase is primarily due to the current economic conditions and partially caused by the minimal growth in the loan portfolio. The increase resulted from application of the Bank's loan rating system and individual impairment calculations, as discussed above, as applied to the larger total loan portfolio. As of December 31, 2010 the allowance for loan losses was equal to 1.68% of the total loan portfolio as compared with 1.33% at December 31, 2009.

The following tables set forth information regarding impaired and non-accrual loans as of December 31, 2010 and 2009:

	Impaired & Non-Accrual Loans (*dollars in thousands*) At December 31,	
	2010	**2009**
Impaired loans without a valuation allowance	$ 24,954	$ 28,689
Impaired loans with a valuation allowance	13,618	14,938
Total impaired loans	$ 38,572	$ 43,627
Valuation allowance related to impaired loans	$ 2,430	$ 2,081
Total non-accrual loans (included in impaired loans)	$ 8,366	$ 5,687
Total loans past due ninety days or more and still accruing	$ -	$ -

	Average Investment in Impaired Loans (*dollars in thousands*) Years Ended December 31,	
	2010	**2009**
Average investment in impaired loans	$ 39,086	$ 30,642
Interest income recognized on impaired loans	$ 1,649	$ 2,039

No nonaccrual loans were excluded from impaired loan disclosure under current accounting rules at December 31, 2010 and 2009. If interest on these loans had been accrued, such income would have approximated $1,059,000 and $693,000 for 2010 and 2009, respectively. Loan payments received on nonaccrual loans are applied to principal. When a loan is placed on non-accrual status there are several negative implications. First, all interest accrued but unpaid at the time of the classification is deducted from the interest income totals for the Bank. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses that necessitate additional provisions for credit losses charged against earnings. These loans were included in the nonperforming loan totals listed above.

The following table shows sets forth the detail of loan charged-off, recovered, and the changes in the allowance for loan losses as of the dates indicated:

Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2010	2009	2008	2007	2006
Balance, beginning of period	$4,288	$ 2,859	$ 2,146	$ 2,091	$ 1,777
Loans charged-off:					
Commercial, financial and agricultural	845	733	379	165	143
Real estate-construction	300	917	31	25	101
Real estate-mortgage	369	918	82	125	76
Installment and other	385	229	197	127	83
Total loans charged off	$1,899	$ 2,797	$ 689	$ 442	$ 403
Recoveries:					
Commercial, financial and agricultural	$132	$ 35	$ 17	$ 22	$ 63
Real estate-construction	-	-	-	-	-
Real estate-mortgage	119	-	-	-	3
Installment and other	44	40	30	24	21
Total recoveries	$295	$ 75	$ 47	$ 46	$ 87
Net charge-offs	$1,604	$ 2,722	$ 642	$ 396	$ 316
Provision for loan losses	2,783	4,151	1,355	451	630
Balance, end of period	$5,467	$ 4,288	$ 2,859	$ 2,146	$ 2,091

The following table shows the balance and percentage of the Bank's allowance for loan losses allocated to each major category of loans:

Allocation of Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2010		2009		2008		2007		2006	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial, financial, and agricultural	$ 517	19.25%	$ 777	18.60%	$ 536	19.03%	$ 523	19.40%	$565	19.03%
Real estate - construction	1,005	6.88%	697	9.96%	154	15.66%	105	16.05%	390	16.93%
Real estate - mortgage	3,037	55.09%	2,195	52.43%	1,864	49.27%	1,226	50.53%	712	51.78%
Installment and other	908	18.78%	619	19.00%	305	16.04%	292	14.02%	424	12.26%
	$ 5,467	100.00%	$4,288	100.00%	$2,859	100.00%	$ 2,146	100.00%	$2,091	100.00%

The following table provides information on the Bank's nonperforming assets as of the dates indicated:

Nonperforming Assets
(dollars in thousands)
At December 31,

	2010	2009	2008	2007	2006
Nonaccrual loans	$ 8,366	$ 5,687	$ 3,859	$ 1,246	$ 646
Foreclosed property (OREO)	3,440	666	81	-	535
Loans past due 90 days accruing interest	-	-	-	-	-
Total nonperforming assets	$ 11,806	$ 6,353	$ 3,940	$ 1,246	$ 1,181
Restructured loans (TDR)	$ 4,987	$ 916	$ -	$ -	$ -
Allowance for loan losses to period end loans	1.68%	1.33%	1.03%	0.95%	1.10%
Nonperforming assets to period end loans	5.15%	2.25%	1.39%	0.55%	0.34%
Net charge-offs (recoveries) to average loans	0.49%	0.90%	0.26%	0.19%	0.19%

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of Financial's sensitivity to interest rate movements. The income stream of Financial is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of Financial's interest earning assets and the amount of interest bearing liabilities that prepay, mature or reprice in specified periods. Management's goal is to maximize net interest income with acceptable levels of risk to changes in interest rates. Management seeks to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

Management also is attempting to mitigate interest rate risk by limiting the dollar amount of loans carried on its balance sheet that have fixed rates in excess of five years. To reduce our exposure to interest rate risks inherent with longer term fixed rate loans, we generally do not hold such mortgages on our books. The Bank established the Mortgage Division to serve potential customers that desired fixed rate loans in excess of five years.

Management monitors interest rate levels on a daily basis and meets in the form of the Asset/Liability Committee ("ALCO") at least monthly or when a special situation arises (e.g., FOMC unscheduled rate change). The following reports and/or tools are used to assess the current interest rate environment and its impact on Financial's earnings and liquidity: monthly and year-to-date net interest margin and spread calculations, monthly and year-to-date balance sheet and income statements versus budget (including quarterly interest rate shock analysis), quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions, and gap analysis which matches maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities.

Financial currently subscribes to computer simulated modeling tools made available through its consultant, FinPro, Inc., to aid in asset/liability analysis. In addition to monitoring by the ALCO and

Investment Committee, the board is informed of the current asset/liability position and its potential effect on earnings at least quarterly.

Short Term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. The short-term borrowings totaled $7,330,000 and $10,710,000 as of December 31, 2010 and 2009, respectively. Short-term borrowings may also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions. The highest average daily balance for any month for repurchase agreements was approximately $9,980,000 and $13,747,000 in the years ended December 31, 2010 and December 31, 2009, respectively.

Unsecured federal funds lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $11,000,000 and Suntrust Bank, $3,000,000. In addition, the Bank maintains a $3,000,000 reverse repurchase agreement with Suntrust whereby securities may be pledged as collateral in exchange for funds for a minimum of 30 days with a maximum of 90 days. The Bank also maintains a secured federal funds line with Community Bankers' Bank whereby it may pledge securities as collateral with no specified minimum or maximum amount or term. Financial maintains a secured line of credit with Community Bankers' Bank in the amount of $1,500,000. No amounts were outstanding on the facilities at either December 31, 2010 or December 31, 2009. The highest average daily balance for any month for federal funds lines was approximately $2,053,000 and $0 in the years ended December 31, 2010 and December 31, 2009, respectively.

The Bank is also a member of the Federal Home Loan Bank of Atlanta ("FHLBA"). The Bank's available credit through the FHLBA is $73,140,000 as of September 30, 2010, the most recent calculation.

As of December 31, 2010, the Bank had borrowed $10,000,000 under the following terms

	Amount ***(dollars in thousands)***	**Type**	**Rate**	**Ultimate Maturity Date**
	$ 3,000	Fixed rate credit	3.410%	4/15/2013
	2,000	Fixed rate credit	3.785%	4/15/2015
	5,000	Convertible 4/15/2010	2.360%	4/15/2013
Total	$ 10,000	Weighted average rate	2.960%	

As of December 31, 2009 the Bank had borrowed $20,000,000 under the following terms:

	Amount *(dollars in thousands)*	Type	Rate	Ultimate Maturity Date
	$ 10,000	Fixed rate hybrid	2.700%	2/5/2010
	3,000	Fixed rate credit	3.410%	4/15/2013
	2,000	Fixed rate credit	3.785%	4/15/2015
	5,000	Convertible 4/15/2010	2.360%	4/15/2013
Total	$ 20,000	Weighted average rate	2.830%	

The maximum balance on the FHLBA credit was approximately $20,000,000 and $21,000,000 for the years ended December 31, 2010 and December 31, 2009, respectively.

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

	Contract Amounts *(dollars in thousands)* at December 31,	
	2010	2009
Commitments to extend credit	$ 52,963	$ 46,609
Standby letters of credit	3,111	1,496
Total	$ 56,074	$ 48,105

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Bank deems necessary.

Management does not anticipate any material losses as a result of these transactions.

The Bank rents, under non-cancelable leases, three of its banking facilities and one mortgage production office. The Bank has liability in the form of minimum annual rental commitments under these leases as follows:

Year Ending	Amount (in thousands)
2011	$ 503
2012	515
2013	523
2014	403
2015	240
Thereafter	730
	$ 2,914

Expansion Plans

Subject to regulatory approval, the Bank anticipates opening additional branches during the next two fiscal years. Although numerous factors could influence the Bank's expansion plans, the following discussion provides a general overview of the additional branch location that the Bank currently is considering.

Timberlake Road Area, Campbell County (Lynchburg), Virginia. As previously disclosed, the Bank has purchased certain real property located at the intersection of Turnpike and Timberlake Roads, Campbell County, Virginia. The Bank does not anticipate opening a branch at this location prior to 2012. The Bank has determined that the existing structure is not suitable for use as a bank branch.

Rustburg, Virginia. In March, 2011 the Bank purchased certain real property near the intersection of Routes 501 and 24 in Rustburg, Virginia. The structure on the property is being demolished and removed. The Bank does not anticipate opening a branch at this location prior to the first quarter of 2013.

The Bank estimates that the cost of improvements, furniture, fixtures, and equipment necessary to upfit the property will be between $900,000 and $1,500,000 per location.

Although the Bank cannot predict with certainty the financial impact of each new branch, management generally anticipates that each new branch will become profitable within 12 to 18 months of operation.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their effect on us, see "Recent Accounting Pronouncements" in Note 20 to the consolidated financial statements included in Item 8 of this Form 10-K.

Bank of the James and Bank of the James Financial Group, Inc., are Equal Opportunity Employers. All matters regarding recruitment, hiring, promotion, reassignment, training and other terms and conditions of employment are practiced without regard to race, color, religion, sex, national origin, age, physical or mental disability or genetic information unrelated to the ability to perform the essential functions of the position. Reasonable accommodation can be made for resume submission when required.

Bank of the James is an Equal Housing Lender.

Bank of the James is a member of the Federal Deposit Insurance Corporation.


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